Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

[redacted]

08004219

August.1, 2008

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

SUPPL

RECEIVED
2008 AUG 11 A 10:23

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

PROCESSED
AUG 13 2008
THOMSON REUTERS

Very truly yours,

Hidehiro Miyake

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

#000010-10 07.03 10,000 U

82-4075

RECEIVED

2008 AUG 11 A 10:23

July 7, 2008

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice President Corporate Communications Phone: +81-3-3817-5120

Notice on Determination of Details of Stock Options (Stock Acquisition Rights) to be Allocated

Eisai Co., Ltd. (the "Company") hereby announces that the details of Stock Options to be allocated to Directors, Executive Officers and employees of the Company in accordance with the resolution of the Board of Directors' Meeting (see III. below) held on June 20, 2008 have been determined as follows:

I. Eisai Co., Ltd. Stock Options No. 7-1. (Directors and Executive Officers)

1. Allocation Date of Stock Options:
July 7, 2008

2. Number of Stock Options to be issued:
1,800 units

3. Recipients of the allocation and the number of Stock Options allocated:
10 Directors – 400 units in total
26 Executive Officers – 1,400 units in total

4. Type and the number of shares to be issued or transferred upon exercise of Stock Options:
180,000 ordinary shares of the Company
(The number of shares to be issued upon exercise of one Stock Option is 100.)

5. Amounts to be contributed upon exercise of Stock Options:
Amount contributed for each ordinary share of the Company (Exercise Price): ¥3,760
Amount contributed for each Stock Option: ¥376,000
Exercise Price is the closing price of the Allocation Date of July 7, 2008.

II. Eisai Co., Ltd. Stock Options No.7-2 (Employees)

1. Allocation Date of Stock Options:
July 7, 2008

2. Number of Stock Options to be issued:
1,080 units

3. Recipients of the allocation and the number of Stock Options allocated:
36 Employees – 1,080 units in total

4. Type and the number of shares to be issued or transferred upon exercise of Stock Options:
108,000 ordinary shares of the Company
(The number of shares to be issued upon exercise of one Stock Option is 100.)

5. Amounts to be contributed upon exercise of Stock Options:
Amount contributed for each ordinary share of the Company (Exercise Price): ¥3,760
Amount contributed for each Stock Option: ¥376,000
Exercise Price is the closing price of the Allocation Date of July 7, 2008.

III. Contents of the Resolution of the Board of Directors on June 20, 2008

1. Based on the resolution of the Compensation Committee Meeting on May 14, 2008 and Article 240, Paragraph 1 and Article 238, Paragraph 2 of the Corporation Law, the Company shall issue "Eisai Co., Ltd. Stock Options No. 7-1" on July 7, 2008, as compensation to Directors and Executive Officers, in accordance with Article 238, Paragraph 1 of the Corporation Law.

2. Based on the authority granted in the resolution at the 96th General Meeting of Shareholders held on June 20, 2008 and in compliance with Article 238, Paragraph 2 and Article 239, Paragraph 1, Part 1 and 2 of the Corporation Law, the Company shall issue "Eisai Co., Ltd. Stock Options No. 7-2" on July 7, 2008, in accordance with Article 238, Paragraph 1 of the Corporation Law to give an incentive to its employees to raise their morale and give them encouragement to further increase the value of the Company.

(End of document)

July 31, 2008

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice President Corporate Communications Phone: +81-3-3817-5120

Continuation of Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders

The Board of Directors of Eisai Co., Ltd. (Chair: Norihiko Tanikawa) resolved the continuation of "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" ("Policy") at its meeting held today. The policy had been proposed by the Independent Committee of Outside Directors ("ICOD") in the same meeting.

On February 28, 2006, the ICOD proposed the policy at the Eisai's board of directors meeting, and the policy was implemented. It is determined that the policy shall be deliberated to maintain, amend, or abandon by the new ICOD which consists of the appointed outside directors each year following the Ordinary General Meeting of Shareholders.

In fiscal 2008, the ICOD meeting (Chair: Yoshiyuki Kishimoto) was held on June 20 following the 96th Ordinary General Meeting of Shareholders, with a total of seven outside directors including three newly appointed outside directors. At this meeting, the ICOD members agreed to propose the continuation of the policy as the present form to the board of directors meeting, with the change in description caused by the shift of the subject law from "Securities Exchange Law" to "Financial Instruments and Exchange Act".

The ICOD determined that, on the basis of resolution at the board meeting, it was appropriate to continue the policy since it has the following schemes:

1. The policy precludes arbitrary actions by the management
2. The policy shall be deliberated to maintain, amend, or abandon each year
3. Shareholders' thoughts about the policy can be reflected through electing the directors at the Ordinary General Meeting of Shareholders

Further information on the policy is provided in "Corporate Governance" section in Eisai's website (www.eisai.co.jp/ecompany/egovernance.html).

Contact:
Corporate Communications Department
Eisai Co., Ltd.
TEL: 81-3-3817-5120

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
July 31, 2008

Eisai Co., Ltd. hereby announces consolidated financial results for the First Quarter of the fiscal year ending March 31, 2009.

- Eisai Co., Ltd. is listed on the First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director, President and CEO
- Inquiries should be directed to: Akira Fujiyoshi, Vice President, Corporate Communications, Investor Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Expected date of Quarterly Financial Report submission: August 13, 2008

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED QUARTERLY FINANCIAL RESULTS (APRIL 1 – JUNE 30, 2008)

1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2008-June 30, 2008	¥195,819 mil.	- %	¥24,061 mil.	- %	¥23,863 mil.	- %
April 1, 2007-June 30, 2007	¥176,034 mil.	14.3%	¥26,185 mil.	8.6%	¥28,366 mil.	13.0%

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2008-June 30, 2008	¥16,635 mil.	- %	¥58.39	¥58.37
April 1, 2007-June 30, 2007	¥19,339 mil.	22.1%	¥68.07	¥67.98

Note: Percentage Increase (decrease) reflects changes in comparison with the corresponding period of the previous year.

2) FINANCIAL POSITION

Period End	Total Assets	Equity	Shareholders' Equity Ratio	Book-value per share
June 30, 2008	¥1,165,343 mil.	¥473,866 mil.	40.2%	¥1,646.26
March 31, 2008	¥1,123,939 mil.	¥453,791 mil.	39.9%	¥1,575.49

Reference: Shareholders' Equity = Equity - Minority interests - Stock acquisition rights:

- As of June 30, 2008: 469,015 million yen
- As of March 31, 2008: 448,860 million yen

2. DIVIDEND CONDITION

	Dividend per share				
(Year End)	First quarter end	Second quarter end	Third quarter end	Fiscal year end	Annual Total
March 31, 2008	-	¥65.00	-	¥65.00	¥130.00
March 31, 2009	-				
March 31, 2009 (Forecast)		¥70.00	-	¥70.00	¥140.00

Note: Revisions to dividend forecast in the quarter: None

3. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2009

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
First Half	¥390,000 mil. - %	¥44,000 mil. - %	¥41,000 mil. - %	¥25,500 mil. - %	¥89.51
Full Year	¥806,000 mil. 9.8%	¥93,000 mil. 423.9%	¥87,000 mil. 361.5%	¥56,000 mil. - %	¥196.56

Note 1: Percentage Increase (decrease) reflects changes in comparison with the corresponding period of the previous year.

Note 2: Revisions to financial forecast in the quarter: None

All figures less than 1,000,000 yen have been omitted.

4. OTHER

1) There is no transfer of important subsidiaries (transfer of specific subsidiaries* accompanied with change in scope of consolidation) during the period.

*The consolidated subsidiaries that applies to the following condition:

1. The amounts of sales or purchase from the parent company are 10% or more than those of the parent company.
2. The amount of net assets is 30% or more than that of the parent company
3. The amount of common stock is 10% or more than that of the parent company

2) There is no simplified method or accounting treatment specific to preparation for quarterly financial statements applied.

3) Change of accounting rules, procedures and representation method in connection to preparation of consolidated financial statements:

(1) Changes in accounting principles: Yes
(2) Changes except (1): Yes

Note: For details, please refer to "5. Other " in "Qualitative Information / Financial Statements" on pages 14~16.

4) Number of shares issued and outstanding (common stock):

(1) Number of shares issued and outstanding at the end of period (including treasury stock)

- 1Q for FY2008 ending March 31, 2009: 296,566,949 shares
- Fiscal year ended March 31, 2008: 296,566,949 shares

(2) Number of treasury stock at the end of period

- 1Q for FY2008 ending March 31, 2009: 11,668,940 shares
- Fiscal year ended March 31, 2008: 11,665,319 shares

(3) Average number of treasury stock during the period

- 1Q for FY2008 ending March 31, 2009: 284,900,238 shares
- 1Q for FY2007 ended March 31, 2008: 284,129,210 shares

Notes and special instructions for the use of financial forecast provided in this document

1: Please refer pages 10 and 11 for more detail of forecasted figures and assumptions for forecast.
2: Effective from this fiscal year, ASBJ Statement No.12 "Accounting Standard for Quarterly Financial Reporting" and "ASBJ Guidance No.14 "Guidance on Accounting Standard for Quarterly Financial Reporting" have been applied. In addition, quarterly financial statements were prepared in accordance with the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements."
3: As a result of applying new accounting standard as stated above, this summary information does not include percentage changes from the corresponding period (1Q) of the previous year.

All figures less than 1,000,000 yen have been omitted.

[Qualitative Information / Financial Statements]

Index and money amount comparisons to the previous period's figures are stated for reference in this document. Differences arising from changes to accounting treatment between the fiscal first quarter and the previous period are indicated in" 5. Other " on pages 14 to 16.

1. Overview of Consolidated Operating Results

1) Operating Results for the First Quarter of Fiscal Year Ending March 31, 2009 (April 1, 2008 – June 30, 2008)

[Sales and income]

- The Company achieved the following **consolidated financial results** for the period ended June 30, 2008:

Net sales:	¥195,819 million	(11.2% increase year-on-year)
Operating income:	¥24,061 million	(8.1% decrease year-on-year)
Ordinary income:	¥23,863 million	(15.9% decrease year-on-year)
Net income:	¥16,635 million	(14.0% decrease year-on-year)

- **Sales of *Aricept***, an Alzheimer's disease treatment, expanded to ¥72,936 million, up 8.3% year-on-year. **Sales of *Pariet*** (US brand name: *Aciphex*), a proton pump inhibitor, however, decreased to ¥40,844 million, down 9.0% year-on-year. On a geographical segment basis, Japan, North America, China, and Asia and other regions all posted steady sales increases.
- **Operating income**, **ordinary income** and **net income** dropped as a result of amortization of goodwill associated with the acquisition of MGI PHARMA, INC., which was completed in the previous period, and proactive investment in R&D activities.
- Consequently, **net income per share** came to ¥58.39 (down ¥9.67 year-on-year).

[Adjusted basis]

Consolidated operating result on an adjusted basis, in which the figures specific for the accounting treatment related to the business combinations of MGI PHARMA, INC. in the previous period (non-cash items) were deducted from the current GAAP basis figures in order to depict actual business performance, are as follows:

Operating income:	¥32,127 million	(22.7% increase year-on-year)

Ordinary income: ¥31,930 million (12.6% increase year-on-year)
Net income: ¥22,623 million (17.0% increase year-on-year)

- Consequently, net income per share on adjusted basis came to ¥79.41 (up ¥11.34 year-on-year).

[Cash generating ability]

Cash income is the total amount of cash available for investment in future growth, business development, dividend payment and repayment of borrowings, and it represents the company's ability to generate cash. In this financial reporting, cash income is stated as a measure to examine the company's growth potential and strategies.
Cash income for the reporting period was ¥31,228 million (up 14.5% year on year).

*Cash income = Net income (loss) + Depreciation of PP&E and amortization of intangible assets + in-process R&D expenses + amortization goodwill + impairment loss on long-term assets

[Performance by segment]

(Net sales for each segment are those to external customers.)

a. **Performance by operating segment**

<Pharmaceuticals segment>

- **Sales of pharmaceuticals** increased as a result of the continued sales growth of *Aricept* as well as the contribution of MGI PHARMA's two main products.
- **Pharmaceutical sales** increased 11.6% year-on-year to ¥190,622 million, while operating income decreased 7.2% year-on-year to ¥24,943 million, due to the amortization of goodwill associated with the acquisition of MGI PHARMA, INC., which was completed in the previous period, and proactive investment in R&D activities.

<Other>

- **Sales of food additives, chemicals and machinery** increased 0.3% year-on-year to ¥5,197 million, but operating income decreased 38.8% year-on-year to ¥206 million.

b. **Performance by geographical segments**

<Japan>

- **Sales in Japan** amounted to ¥84,473 million, up 7.9% from the previous

year, while operating income decreased 3.4% to ¥22,190 million.

- Among prescription drugs, **sales of *Aricept*** increased to ¥19,442 million, up 30.3%, and those of ***Pariet*** increased to ¥11,042 million, up 23.4% from the previous year.
- **"HUMIRA subcutaneous injection 40mg Syringe 0.8mL"**, a fully human monoclonal anti-TNFα antibody was launched in June, 2008 for the treatment of rheumatoid arthritis.

<North America>

- **Sales in North America** expanded 16.6% year-on-year to ¥89,535 million. Operating income decreased 94.8% to ¥211 million. Operating income on an adjusted basis, calculated by deducting the figures specific for the accounting treatment of business combinations (non-cash items) from the current GAAP basis figures, was ¥8,278 million (up 101.4% year-on-year).
- **Sales of *Aricept*** grew 4.7% to ¥43,415 million, and **sales of *Aciphex*** decreased 18.6% to ¥25,907 million. (Sales on a dollar-denominated basis increased 21.0% for *Aricept*, while those for *Aciphex* decreased 5.9%.) **Sales of *ALOXI*®**, an antiemetic agent, were ¥9,453 million and **those of *Dacogen***, a DNA methyltransferase inhibitor, came to ¥4,361 million.
- **Promotional activities for *ALOXI® injection 0.075 mg*** for the prevention of postoperative nausea and vomiting (PONV) is launched in July 2008.

<Europe>

- **Sales in Europe** decreased 1.0% to ¥13,934 million, and operating income rose 44.4% to ¥876 million.
- **Sales of *Aricept*** decreased 13.4% to ¥7,952 million, and those of ***Pariet*** decreased 1.2% to ¥2,457 million.

<China>

- **Sales in China** increased 22.3% to ¥2,763 million, and operating income rose 19.3% to ¥640 million.
- **Sales of *Aricept*** increased 162.6% to ¥128 million, and those of ***Pariet*** decreased 41.1% to ¥128 million

<Asia and Others (excluding China)>

- **Sales in Asia and other regions** increased 10.5% to ¥5,113 million, and operating income increased 19.2% to ¥1,341 million.
- **Sales of *Aricept*** were ¥1,999 million, up 15.6%, and ***Pariet*** sales decreased to ¥1,308 million, down 6.0%.

<Overseas total>

Total overseas sales excluding Japan grew to ¥111,346 million, an increase of 13.9% from the previous year, and accounted for 56.9% of the Company's total net sales, up 1.3 percentage points year-on-year.

2) Research & Development and Other Events

Status of Ongoing Research Projects

- **Anti-cancer agent E7389** (microtubule growth suppressor) is now under Phase III investigation for breast cancer in the U.S. and in Europe. A Phase II study for breast cancer is also ongoing in Japan. Phase II studies are ongoing for non-small cell lung cancer (the U.S.), prostate cancer (the U.S. and Europe), and sarcoma (Europe). The results of a Phase II clinical study, in which E7389 showed anti-tumor activity in a heavily pretreated population with locally advanced or metastatic breast cancer, were presented at the 44th Annual Meeting of the American Society of Clinical Oncology (ASCO) in June 2008.
- **An AMPA receptor antagonist E2007** is being investigated with a focus on neuropathic pain and epilepsy indications. In the U.S. and Europe, a Phase III study for epilepsy has been initiated, and a Phase II study is ongoing for neuropathic pain. The Company is considering the initiation of a new study for migraine prophylaxis in the U.S. based on the results of the completed Phase II study, and the clinical study for multiple sclerosis is in Phase II in Europe.
- **An endotoxin antagonist E5564** is being studied in Phase III for the treatment of severe sepsis in Japan, the U.S. and Europe. The study is being conducted at multiple sites globally.
- **A submission is in preparation for the DNA hypomethylating agent Dacogen** for five day dosing regimen for myelodysplastic syndromes (MDS) in the U.S.
- A Phase III study of the **anti-epileptic drug Zonegran** has been initiated for generalized epilepsy in Europe.
- **Human monoclonal anti-TNF α -antibody HUMIRA** was approved for the treatment of rheumatoid arthritis in Japan in April 2008.
- **Non-ionic contrast agents Iomeron 350 and Iomeron 350 syringe** received additional approval for usage in dynamic computed tomography of liver imaging (dynamic CT) in Japan in May 2008. In addition, a higher

volume of Iomeron 350 syringe (135 ml formulation) also received approval.

- A Phase III study of **SEP-190 (GABA-A receptor agonist)** has been initiated for insomnia in Japan.
- A Phase III study of **an Alzheimer's disease treatment, Aricept,** has been initiated for pediatric usage (cognitive impairment due to chemotherapy) in the U.S. It is also being studied in Phase II for pediatric usage (Down syndrome).
- **A proton pump inhibitor *Pariet/Aciphex*** received approval for short-term (up to eight weeks) treatment of gastro-esophageal reflux disease in adolescents (ages 12 and above) in the U.S. in June 2008. A Phase II/III study for additional dosage for GERD has been initiated in Japan.
- **The anti-cancer agent MORAb-003** (monoclonal antibody) and **the anti-cancer agent MORAb-009** (monoclonal antibody) received orphan drug status from the European Commission in April 2008. Clinical data from Phase II study evaluating efficacy of MORAb-003 on ovarian cancer was presented at the 44th Annual Meeting of the American Society of Clinical Oncology (ASCO) in June 2008. Currently, MORAb-003 is in the planning stage to be evaluated in Phase III study
- An application for **the sedative agent fospropofol disodium** was filed to the U.S. FDA for approval for sedation in brief therapeutic and diagnostic procedures. FDA Advisory Committee on Anesthetic and Life Support Drugs (ALSDAC) voted in favor of approval in May, 2008. On the other hand, Eisai received a not-approvable letter from the FDA in July, 2008, which outlines a pathway to potential approval of fospropofol disodium for use by appropriately trained physicians.

Alliances & Agreements

- Our diagnostic business subsidiary **Sanko Junyaku Co., Ltd., Roche Diagnostics K.K., Nihon Kohden Corporation, and F. Hoffmann-La Roche Ltd (Switzerland) signed an agreement about PT-INR (Prothrombin Time International Normalized Ratio) coagulation monitoring systems, Coaguchek XS, Coaguchek XS Plus and their related products for marketing in April 2008**. Based on this agreement, marketing of Coaguchek XS series was transferred from Nihon Kohden and Roche Diagnostics to Sanko Junyaku, and Eisai Co., Ltd. provides promotionfrom June 2008. Roche Diagnostics remains to be in charge of

manufacturing (import) and distribution and Nihon Kohden provides marketing and technology support as a selling agency.

- **Lion Corporation and Eisai Co., Ltd. signed an agreement regarding exclusive authorization for sale of the ethical drug, Bufferin in May, 2008.** Lion Corporation, Bristol-Myers K. K. (BMKK) and Eisai Co., Ltd. agreed to change the distributor of an antiplatelet drug, Bufferin 81mg Tablets, and antipyretic/analgesic/antiphlogistic drug, Bufferin 330mg Tablets, whose manufacturing and marketing rights in Japan Lion owns, from BMKK to Eisai on July 1, 2008.
- **GlaxoSmithKline K.K. and Eisai Co., Ltd. agreed to terminate their alliance to market *Breathe Right* nasal strips**, manufactured by GlaxoSmithKline group and marketed in Japan by Eisai, as of 31 May 2008. As a result, GlaxoSmithKline K.K. has been marketing the product in Japan since June 1, 2008.
- **Eisai Co., Ltd. entered into a share transfer agreement with Terumo Corporation for the transfer of our interest in the consolidated subsidiary, Clinical Supply Co., Ltd.** (84.8% of total shares issued) to Terumo Corporation. The shares were transferred in June 2008

Others

- With respect to **Eisai's patent infringement lawsuit against U.S. generic manufacturers concerning its proton pump inhibitor *Aciphex*** (Product Name in Japan: *Pariet*), the United States Court of Appeals for the Federal Circuit affirmed both the United States District Court for the Southern District of New York's summary judgment ruling on the validity of Eisai's composition of matter patent and its ruling on the enforceability of the composition of matter patent in July 2008.

2. Consolidated Financial Position

[Assets, liabilities and equity]

- **Total assets** at the end of the period increased ¥41,404 million year-on-year to ¥1,165,343 million. Trade receivables, intangible assets, and deferred tax assets contributed to the increase. Cash and cash in banks and investment securities, on the other hand, declined.
- **Total liabilities** increased by ¥21,328 million year-on-year to ¥691,476 million, due to increases in the reserve for sales rebate and accrued liabilities.
- **Total equity** increased by ¥20,075 million year-on-year to ¥473,866 million, and the shareholders' equity ratio* increased by 0.3 percentage points year-on-year to 40.2%.

  *(Equity – Minority interests – Stock acquisition rights) / Total assets

[Financing]

To secure funds to repay the short-term (bridge) loan Eisai borrowed to finance the acquisition of MGI PHARMA, INC. in the previous fiscal year, the Company borrowed $700 million in the U.S. in April 2008 and issued ¥120 billion worth of unsecured straight bonds in Japan in June 2008. As a result, short-term borrowings decreased by ¥194,105 million, to ¥168,714 million, and straight bonds increased by ¥120,035 million to ¥120,865 million, while long-term borrowings increased by ¥74,494 million, to ¥124,494 million.

[Cash Flow]

- **Net cash provided by operating activities** for the period came to ¥18,564 million, up ¥10,743 million from the previous year. Income before income taxes amounted to ¥25,177 million, depreciation and amortization expenses were ¥12,268 million, trade receivables increased to ¥17,830 million, while income taxes paid totaled ¥15,462 million.
- **Net cash used in investing activities** amounted to ¥7,736 million, a decrease of ¥38,221 million, out of which ¥11,546 million was used to purchase property, plant and equipment.
- **Net cash used in financing activities** amounted to ¥20,003 million, an increase of ¥1,302 million from the same period of the previous year, out of which ¥18,518 million was paid as dividends.
- As a result of such operating, investing and financing activities, **cash and cash equivalents** at the end of the period came to ¥112,977 million, down ¥6,972 million from the end of the previous period.

3. Outlook for the Fiscal Year Ending March 31, 2009

The first half and full year forecast for consolidated results announced in May 2008 remain unchanged.

- Consolidated Forecast

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
First Half	¥390,000 mil. - %	¥44,000 mil. - %	¥41,000 mil. - %	¥25,500 mil. - %	¥89.51
Full Year	¥806,000 mil. 9.8%	¥93,000 mil. 423.9%	¥87,000 mil. 361.5%	¥56,000 mil. - %	¥196.56

Note 1: Percentage increase (decrease) reflects changes in comparison with the corresponding period of the previous year.

[Forecast and risk factors]

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions, such as interest rate and currency exchange fluctuations.
- Risks that may cause significant fluctuations in the consolidated results of the Company or have a material effect on decisions of shareholders are described below. These are risk factors that have been identified and assessed as of the disclosure date of the Financial Report. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, risks related to the acquisition of MGI PHARMA, INC., healthcare cost-containment measures, intensified competition with generic drugs, intellectual properties, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, outsourcing-related risks, environmental issues, IT security/information management, and conditions of financial markets, foreign exchange fluctuations, and internal control system.

Please refer to "Risk Factors" in the Annual Security Report for details.

4. Corporate Governance Related Matters

1) Appointment of Directors

At the 96th Ordinary General Meeting of Shareholders held on June 20, 2008, eleven Directors, including seven Outside Directors, were appointed and assumed their respective offices.

The Nomination Committee of the Company presented the list of prospective directors selected in accordance with the Director selection criteria established by the Committee to the General Meeting as proposed. Outside Directors must satisfy the following independence requirements established by the Committee in addition to meeting the provisions for Outside Directors in Article 2, Paragraph 3, Item 7 of the Company Law.

[Independence Requirements for Outside Directors]

(Revised on November 29, 2006)

1. Outside Directors should be financially independent from the Company, satisfying the requirements stated below:
   i) Outside Directors should not have been, in the past five years, a director, an executive officer, or other officer of a major customer (including holding companies) of the Company or the Company's subsidiaries and associate companies, as defined below:
      a. A customer for which 2% or more of its sales in any of the past five fiscal years have been sales or compensation for a service or transactions to the Company or the Company's subsidiaries and associated companies.
      b. Regardless of the previous item, customers such as the Company's auditor who have a substantial interest with the Company or the Company's subsidiaries and associated companies.
   ii) Outside Directors should not have received compensation exceeding a specified amount (excluding directors' remuneration) or monetary reward or property for a service or a transaction directly from the Company or the Company's subsidiaries and associated companies in the past five years.

a. "Specified amount" refers to ¥10 million or more received in a single fiscal year out of the past five years.

b. Compensation which was received indirectly should be considered carefully.

2. Outside Directors should not be close relatives, or have a close relationship to a director or an executive officer of the Company or the Company's subsidiaries and associated companies.

   i) "Close relative" refers to a spouse or a blood relative up to three degrees removed, and including any relative living in the same residence.

   ii) "A close relationship" refers to someone with whom there is common mutual interest, who could not reasonably be considered eligible to fulfill the responsibility of an independent director.

3. Outside Directors should not share a means of livelihood with a person provided in paragraph 1.

4. Outside Directors must continue to satisfy the independence requirements set out in this Article after his/her being named a Director.

2) Appointment of the Board of Directors and Executive Officers

At the Board of Directors meeting following the closing of the 96th Ordinary General Meeting of Shareholders, the Chair of the Board of Directors, as well as Chairs and members of the Nomination, Audit and Compensation committees, were appointed and assumed office..

Director	Haruo Naito	President and CEO
Director	Tadashi Temmyo	Audit Committee Member
Director	Tetsushi Ogawa	Audit Committee Member
Director	Hiroyuki Mitsui	
Outside Director	Yoshiyuki Kishimoto	Audit Committee Member
Outside Director	Ko-Yung-Tung	Nominating Committee Member, Compensation Committee Member Chair
Outside Director	Shinji Hatta	Audit Committee Chair
Outside Director	Norihiko Tanikawa	Chair
Outside Director	Satoru Anzaki	Nominating Committee Chair
Outside Director	Junji Miyahara	Nominating Committee Member, Compensation Committee Member
Outside Director	Kimitoshi Yabuki	Audit Committee Member

At a meeting held on June 20, 2008, the Independent Committee of Outside Directors held on June 20, 2008 (Chair: Yoshiyuki Kishimoto) determined it was appropriate to continue the "Policy for Protection of the Company's Corporate

Value and Common Interests of Shareholders" (the "Policy") in its present form, except for some minor modifications as a result of the change of the name of the relevant law, in consideration of the following conditions:

a) The Policy is operated under the initiative of the Independent Committee of Outside Directors, thereby precluding arbitrary action by Management.
b) The Policy shall be deliberated to maintain, review or abandon every year.
c) Shareholders' intentions shall be reflected by excising their right to designate Directors at the Ordinary General Meeting of Shareholders every year.

At the Board of Directors meeting held on July 31, 2008, a proposal by the Independent Committee of Outside Directors regarding continuing application of the Policy was approved and resolved, and the Company announced it as the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" in a press release issued on the same day.

For further detail of the Policy, please visit our web site;
http://www.eisai.co.jp/ecompany/egovernance.html

5. Other

1) Changes in Accounting Policies, Practices and Presentation Methods in Quarterly Consolidated Financial Reports

(1) Changes reflecting application of new accounting standards

a) Effective from this fiscal year, ASBJ Statement No.12, "Accounting Standard for Quarterly Financial Reporting," and ASBJ Guidance No.14, "Guidance on Accounting Standard for Quarterly Financial Reporting," have been applied. In addition, quarterly financial statements were prepared in accordance with the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements."

b) Prior to April 1, 2008, inventories held for sale in the ordinary course of business were stated at cost, determined by average method. The Accounting Standard Board of Japan (ASBJ) issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008, which requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value. The Company adopted the new accounting standard for measurement of inventories from this first quarter. The effect of adoption of this accounting standard was not material.

c) Effective from this fiscal year, the Company applied the new Practical Issues Task Force (PITF), "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (ASBJ PITF No. 18)," and accordingly made any necessary modifications to its consolidated financial statements. The effect of adoption of this standard was to decrease operating income, ordinary income and income before income taxes and minority interests by ¥2,384 million, respectively. The effect of this change on segment information is stated in the relevant sections.

d) Effective from this fiscal year, Eisai has implemented early adoption of the "Accounting Standard for Lease Transactions (Statement No.13)" and the "Guidance on Accounting Standard for Lease Transactions (Guidance No.16)," which requires that all finance lease transactions shall be capitalized, although finance lease without transfer of ownership was accounted for as operating lease under the former accounting standard for lease transactions.

In addition, finance leases assets without transfer of ownership are amortized by the straight-line method at rates based on lease term, without any residual value.
The effect of adoption of this accounting standard was not material.

(2) Changes other than (1)
a) Previously, Eisai and its Japanese subsidiaries had amortized its property, plant and equipment by declining method, but from this fiscal year, the Company uses straight line method which has been used by Eisai's overseas subsidiaries.
The Company has decided to apply straight line method mainly for the three reasons stated below to ensure using unified processing in accounting treatment and to measure more appropriate periodic income.

i) As a result of carrying out the Company's midterm plan started 2006, overseas portion in property, plant and equipment is expected to get larger in the future while global business operations have become more and more important. In this context, Eisai found it necessary to ensure consistency with its foreign subsidiaries in depreciation and amortization of properties considering International Financial Reporting Standards and U.S. GAPP.
ii) As Eisai's product lines can expect to generate long-term and stable profits, which make straight line method more suitable to reflect allocation of depreciation cost depending on profits.
iii) Properties, plants and equipment held by Eisai and its domestic subsidiaries are generally being operated steadily during the expected lifetime, and repairs and maintenance of its facilities are regularly planned and carries out. In this context, repairs and maintenance expense is expected to stay leveling.

The effect of adoption of this change from declining method to straight line method was to decrease consolidated depreciation expenses by ¥575 million, and increase operating income, ordinary income, income before income tax and minority interests by ¥387 million.
With as the start of the change of depreciation method, the Company and its subsidiaries have introduced an unified treatment on residual values in which depreciable assets be depreciated to 1 yen (memorandum price) at the end of

their useful life.

The effect of adoption of this change was to increase depreciation expenses by ¥517 million, and decrease operating income, ordinary income, income before income tax and minority interests by ¥340 million.

The aggregated effect of the change to straight line and the change in residual value as stated above was to decrease amortization cost decreased by ¥58 million and increase operating income, ordinary income, income before income tax and minority interests by ¥46 million, respectively. The effect of this change on segment information is stated in the relevant sections.

6. CONSOLIDATED FINANCIAL STATEMENTS

Effective from this fiscal year, ASBJ Statement No.12 "Accounting Standard for Quarterly Financial Reporting" and ASBJ Guidance No.14 "Guidance on Accounting Standard for Quarterly Financial Reporting" have been applied. In addition, quarterly financial statements were prepared in accordance with the "Regulation Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements."

1)-1 CONSOLIDATED BALANCE SHEETS (ASSETS)

(Millions of Yen)

	June 30, 2008	March 31, 2008
ASSETS		
Current assets:		
Cash and cash in banks	58,082	68,593
Notes and accounts receivable-trade	193,503	172,143
Short-term investments	62,922	56,287
Merchandise	15,180	15,886
Finished goods	15,630	16,184
Semi-finished goods	8,845	8,598
Raw material	14,241	13,059
Work-in process	5,968	4,362
Deferred tax assets	35,390	35,399
Other	23,999	25,361
Allowance for doubtful receivables	(330)	(308)
Total current assets	433,435	415,568
Fixed assets:		
Property, plant and equipment		
Buildings and structures	70,254	70,750
Other	84,790	76,332
Total property, plant and equipment	155,045	147,083
Intangible assets		
Goodwill	185,475	178,671
Sales rights	167,260	164,247
Core technology	64,302	61,346
Other	13,220	13,424
Total intangible assets	430,258	417,690
Investments and other assets		
Investment securities	84,939	89,544
Deferred tax assets	51,263	43,650
Other	10,993	10,994
Allowance for doubtful accounts	(591)	(591)
Total investments and other assets	146,604	143,597
Total fixed assets	731,908	708,370
Total assets	1,165,343	1,123,939

1)-2 CONSOLIDATED BALANCE SHEETS
(LIABILITIES AND EQUITY)

(Millions of Yen)

	June 30, 2008	March 31, 2008
LIABILITIES		
Current liabilities:		
Notes and accounts payable-trade	18,577	18,307
Short-term borrowings	168,714	362,819
Accounts payable-other	62,384	59,932
Accrued expenses	61,913	56,738
Income taxes payable	16,037	16,088
Reserve for sales rebates	31,079	23,324
Other reserves	450	437
Other	7,968	5,542
Total current liabilities	367,126	543,191
Long-term liabilities:		
Bonds and debenture	120,865	830
Long-term borrowings	124,494	50,000
Deferred tax liabilities	42,365	40,249
Liability for retirement benefits	23,327	24,104
Retirement allowances for directors	2,266	2,140
Negative goodwill	1,380	1,461
Other	9,651	8,170
Total long-term liabilities	324,350	126,956
Total liabilities	691,476	670,147
Equity		
Owners' Equity		
Common stock	44,985	44,985
Capital surplus	56,966	56,966
Retained earnings	412,206	415,961
Treasury stock	(39,708)	(39,694)
Total Owners' Equity	474,450	478,219
Net unrealized gain and translation adjustment:		
Net unrealized gains on available-for-sale securities	9,924	9,509
Foreign currency translation adjustments	(15,360)	(38,868)
Total net unrealized gain and translation adjustments	(5,435)	(29,359)
Stock acquisition rights	556	556
Minority Interests	4,295	4,374
Total equity	473,866	453,791
Total liabilities and Equity	1,165,343	1,123,939

2) CONSOLIDATED STATEMENT OF INCOME

(Millions of Yen)

	April 1, 2008 - June 30, 2008
Net sales	195,819
Cost of sales	39,345
Gross profit on sales	156,474
Provision for sales returns-net	6
Gross profit	156,467
Selling, general and administrative expenses*	132,406
Operating income	24,061
Non-operating income	
Interest income	800
Dividend income	546
Foreign exchange gain	240
Amortization of negative goodwill	81
Other	101
Total non-operating income	1,769
Non-operating expenses	
Interest expenses	1,514
Bond issue cost	348
Equity in loss	8
Other	95
Total non-operating expenses	1,967
Ordinary income	23,863
Special gain	
Gain on sales of fixed assets	4
Gain on sales of investment securities	432
Gain on stock transfer of subsidiary	1,575
Total special gain	2,011
Special loss	
Loss on disposal of fixed assets	59
Loss on devaluation of investment securities	610
Other	28
Total special loss	698
Income before income taxes and minority interests	25,177
Income taxes-current	16,041
Income taxes-deferred	(7,699)
Total Income taxes, etc.	8,341
Minority interests in net income	199
Net income	16,635

3) CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of Yen)

	April 1, 2008 - June 30, 2008
Operating activities:	
Net income before income taxes and minority interests	25,177
Depreciation and amortization	12,268
Amortization of goodwill and negative goodwill - net	2,309
Other items in statement of income-net	464
Increase in notes and accounts receivables-trade	(17,830)
Increase in inventories	(594)
Decrease in notes and accounts payable-trade	(511)
Increase in other current liabilities	6,549
Increase in reserve for sales rebates	6,194
Other-net	76
Sub-total	34,104
Interest and dividends received	1,395
Interest paid	(1,472)
Income taxes-paid	(15,462)
Net cash provided by operating activities	18,564
Investing activities:	
Purchases of property, plant and equipment	(11,546)
Purchases of intangible assets	(760)
Purchases of securities	(8,004)
Proceeds from sales and redemption of securities	11,312
Other-net	1,262
Net cash used in investing activities	(7,736)
Financing activities:	
Net decrease in short-term borrowings	(193,825)
Proceeds from long-term borrowings	73,185
Proceeds from bonds and debenture	119,616
Dividends paid	(18,518)
Other-net	(461)
Net cash used in financing activities	(20,003)
Foreign currency translation adjustments on cash and cash equivalents	2,202
Net decrease in cash and cash equivalents	(6,972)
Cash and cash equivalents at beginning of period	119,950
Cash and cash equivalents at end of period	112,977

4) Going Concern

Not applicable

5) Segment Information

First Quarter of Fiscal Year ending March 31, 2009 (April 1 – June 30, 2008)

(1) Business Segment Information

April 1, 2008 – June 30, 2008

(Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to external customers	190,622	5,197	195,819	-	195,819
(2) Intersegment sales	58	3,629	3,688	[3,688]	-
Total sales	190,681	8,827	199,508	[3,688]	195,819
Operating income	24,943	206	25,150	[1,089]	24,061

Note 1: The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.

Note 2: Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostic pharmaceuticals, etc.
Other	Food additives, Chemicals, Machinery, Others

Note 3: Changes in accounting principles:

(Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statement)

As stated in "Changes in Accounting Policies and Presentation Methods in Quarterly Consolidated Financial Reports", effective from this fiscal year, the Company applied new Practical Issues Task Force (PITF) "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statement (ASBJ PITF No.18) and accordingly made any necessary modifications to its consolidated financial statements. As a result, operating income decreased by ¥2,384 million in pharmaceutical segment.

(Changes in amortization of property, plant and equipment)

As stated in "Changes in Accounting Policies and Presentation Methods in Quarterly Consolidated Financial Reports", Eisai and its domestic subsidiaries had amortized its property, plant and equipment by declining method, but from this fiscal year, the Company uses straight line method which has been used by Eisai's foreign subsidiaries. As a result, operating income increased by ¥352 million in pharmaceutical segment and by ¥34 million in other segment, respectively.

The effect of adoption of new treatment method on residual values in which depreciable assets be depreciated to 1 yen (memorandum price) at the end of their useful life was to decrease operating income by ¥329 million in pharmaceutical segment, and ¥11 million in other segment, respectively.

The aggregated effect of the change to straight line and the change in residual value as stated above was to increase operating income by ¥22 million in pharmaceutical segment and by ¥23 million in other segment, respectively.

(2) Geographical Segment Information

April 1, 2008 – June 30, 2008

(Millions of Yen)

	Japan	North America	Europe	China	Asia and others	Total	Eliminations and Corporate	Consolidated
Sales								
(1) Sales to external customers	84,473	89,535	13,934	2,763	5,113	195,819	-	195,819
(2) Intersegment sales	25,248	14,094	9,648	9	103	49,105	[49,105]	-
Total sales	109,721	103,629	23,582	2,773	5,216	244,925	[49,105]	195,819
Operating income	22,190	211	876	640	1,341	25,260	[1,199]	24,061

Note 1: Segmentation by country or region is based on geographical proximity.

Note 2: Major areas and countries included in each region:

- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East and South-East Asia, Latin America, etc., excluding China

Note 3: Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. (the "Parent Company") to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from the overseas subsidiaries engaging in research and development.

Note 4: Changes in segmentation by country or region
Previously, the Company divided its geographical segment into four regions: "Japan", "North America", "Europe", and "Asia and others". Given that China has been expanding its presence, however, the Company appointed a vice president in charge of operation in China, and changed its promotional segment management structure. As a result, China is separated from "Asia and others" and separately posted from this fiscal year.

Note 5: Changes in accounting principles:
(Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statement)
As stated in "Changes in Accounting Policies and Presentation Methods in Quarterly Consolidated Financial Reports", effective from this fiscal year, the Company applied new Practical Issues Task Force (PITF) "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statement (ASBJ PITF No.18) and accordingly made any necessary modifications to its consolidated financial statements. Consequently, operating income in North America declined by ¥2,347 million while the impact of change on Europe, China and Asia and other are insignificant.
(Changes in amortization of property, plant and equipment)
As stated in "Changes in Accounting Policies and Presentation Methods in Quarterly Consolidated Financial Reports", Eisai and its domestic subsidiaries had amortized its property, plant and equipment by declining method, but from this fiscal year, the Company uses straight line method which has been used by Eisai's foreign subsidiaries. As a result, operating income increased by ¥387 million in Japan.
In addition, depreciable assets are depreciated to 1 yen (memorandum price) at the end of their useful life with the introduction of new treatment method on residual value. As a result, operating income decreased by ¥340 million in Japan.
The aggregated effect of the change to straight line and the change in residual value as stated above was to increase operating income ¥46 million in Japan.

(3) Overseas Sales

April 1, 2008 – June 30, 2008

(Millions of Yen)

	North America	Europe	China	Asia and Others	Total
Overseas sales	91,393	18,179	2,763	6,061	118,397
Consolidated sales					195,819
Share of overseas sales (%)	46.7	9.3	1.4	3.1	60.5

Note 1: Segmentation of the areas is based on geographical proximity..

Note 2: Major areas and countries included in each region:
- -North America: The United States and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East and South-East Asia, Latin America, etc., excluding China

Note 3: Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

Note 4: China is separated from "Asia and others" and separately posted from this fiscal year as stated in details in note 5 for "2. Geographical Segment Information".

6) Changes in Equity

Not applicable

7. Other

[Notes to consolidated statement of income]
Three months ended June 30, 2008

*Principal items included in "Selling, general and administrative expenses" are as follows:

Research and development expenses	¥35,745 million
Promotional expenses:	¥50,225 million
Salaries and bonuses	¥16,779 million

CONSOLIDATED STATEMENT OF INCOME (for reference)
First Quarter of FY2007 (three months ended June 30, 2007)

	April 1, 2007 - June 30, 2007	
Account Title	(Millions of Yen)	
I. Net sales		176,034
II. Cost of sales		27,601
Gross profit on sales		148,432
Provision for sales returns-net		(97)
Gross profit		148,530
III. Selling, general and administrative expenses		
1. Research and development expenses	30,506	
2. Selling, general and administrative expenses	91,838	122,344
Operating income		26,185
IV. Non-operating income		2,352
V. Non-operating expenses		170
Ordinary income		28,366
VI. Special gain		2,218
VII. Special loss		34
Income before income taxes and minority interests		30,550
Income taxes-current	13,537	
Income taxes-deferred	(2,560)	10,976
Minority interests in net income		234
Net income		19,339

CONSOLIDATED STATEMENT OF CASH FLOWS (for reference)
First Quarter of FY2007 (three months ended June 30, 2007)

	April 1, 2007 - June 30, 2007
Account Title	(Millions of Yen)
I. Operating activities:	
1. Income before income taxes and minority interests	30,550
2. Depreciation and amortization	7,295
3. Loss on impairment of long-lived assets	-
4. Increase in allowance for doubtful accounts	3
5. Interest and dividend income	(1,865)
6. Interest expenses	15
7. Equity in earnings of associated companies	(1)
8. Loss on sales and disposal of fixed assets	20
9. Gain on sales of securities	(2,203)
10. Loss on devaluation of securities	4
11. Decrease in notes and accounts receivables-trade	2,004
12. Increase in inventories	(388)
13. Decrease in notes and accounts payable-trade	(3,719)
14. Decrease in other current liabilities	(3,491)
15. Decrease in reserve for sales rebates	(2,580)
16. Decrease in liability for retirement benefits	(1,202)
17. Other-net	396
Sub-total	24,839
18. Interest and dividends received	1,934
19. Interest paid	(26)
20. Income taxes-paid	(18,926)
Net cash provided by operating activities	7,821
II. Investing activities:	
1. Purchases of short-term investment	(119)
2. Proceeds from sales and redemption of short-term investments	229
3. Purchases of property, plant and equipment	(8,150)
4. Proceeds from sales of property, plant and equipment	36
5. Purchases of intangible assets	(5,479)
6. Purchases of investment securities	(6)
7. Proceeds from sales and redemptions of investment securities	9,349
8. Payment for acquisition of business	(40,357)
9. Net increase in time deposits (exceeding 3 months)	(692)
10. Other-net	(768)
Net cash used in investing activities	(45,957)
III. Financing activities:	
1. Net decrease in short-term borrowings	(123)
2. Dividends paid	(18,468)
3. Dividends paid to minority shareholders	(47)
4. Other-net	(61)
Net cash used in financing activities	(18,700)
IV. Foreign currency translation adjustments on cash and cash equivalents	5,374
V. Net decrease in cash and cash equivalents	(51,462)
VI. Cash and cash equivalents at beginning of period	171,090
VII. Cash and cash equivalents at end of period	119,628

Segment Information (for reference)
First Quarter of FY2007 (three months ended June 30, 2007)

(1) Business Segment Information
April 1, 2007 – June 30, 2007

(Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Net sales					
(1) Net sales to customers	170,853	5,180	176,034	-	176,034
(2) Intersegment sales	42	3,807	3,849	[3,849]	-
Total sales	170,895	8,988	179,883	[3,849]	176,034
Operating expenses	144,013	8,651	152,664	[2,815]	149,848
Operating income	26,882	337	27,219	[1,034]	26,185

Note 1: The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.

Note 2: Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostic pharmaceuticals, etc.
Other	Food additives, Chemicals, Machinery, Others

(2) Geographical Segment Information
April 1, 2007 – June 30, 2007

(Millions of Yen)

	Japan	North America	Europe	Asia and others	Total	Eliminations and Corporate	Consolidated
Net sales							
(1) Net sales to customers	78,273	76,792	14,078	6,889	176,034	-	176,034
(2) Intersegment sales	26,360	12,466	5,696	13	44,537	[44,537]	-
Total sales	104,633	89,259	19,775	6,902	220,571	[44,537]	176,034
Operating expenses	81,663	85,148	19,168	5,240	191,221	[41,372]	149,848
Operating income	22,969	4,110	607	1,662	29,350	[3,165]	26,185

Note 1: Segmentation by country or region is based on geographical proximity.

Note 2: Major areas and countries included in each region:
- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East and South-East Asia, Latin America, etc.

Note 3: Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. (the 'Parent Company') to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from the overseas subsidiaries engaging in research and development.

(3) Overseas Sales
April 1, 2007 – June 30, 2007

(Millions of Yen)

	North America	Europe	Asia and Others	Total
Overseas sales	79,152	18,749	7,844	105,746
Consolidated sales				176,034
Share of overseas sales (%)	45.0	10.6	4.5	60.1

Note 1: Segmentation of the areas is based on geographical proximity.

Note 2: Major areas and countries included in each region:
- -North America: The United States and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East and South-East Asia, Latin America, etc

Note 3: Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

Securities Code: 4523

2008.6

Reference Data

First Quarter Ended June 30, 2008

July 31, 2008

Eisai Co., Ltd.

For Inquiry:

Corporate Communications Department

TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

* All amounts are rounded to their nearest specified unit.
* The exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen based on the average exchange rates for the periods shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2007 - Jun. 2007) Average Rate Three Months	120.78	162.71	239.78
(Jun. 30, 2007) First Quarter End Rate	123.26	165.64	246.88
(Apr. 2007 - Mar. 2008) Fiscal Year Average Rate	114.28	161.52	229.44
(Mar. 31, 2008) Fiscal Year End Rate	100.19	158.19	200.11
(Apr. 2008 - Jun. 2008) Average Rate Three Months	**104.55**	**163.42**	**206.06**
(Jun. 30, 2008) First Quarter End Rate	**106.42**	**168.07**	**212.35**
Fiscal Year Ending March 31, 2009 Forecast Rate	**105.00**	**155.00**	**205.00**

<About indications in this Reference Data>

Eisai believes in cash generating capability as the most intrinsic element that decides the true value of a company. Upon this basic way of thinking, we indicate that "cash income" and "cash EPS" are not affected by non-cash profit-and-loss items, such as depreciation of property, plant and equipment, amortization of goodwill, loss on impairment of long-lived assets, and in-process R&D expenses which appears in the statements of income (operation).

Cash income

We consider that cash income is the total amount of cash available for investments for growth, business development, dividend payment, and repayment of borrowings, etc. We also consider that this is an indicator for cash generating capability (certain measurement of reviewing corporate growth potential and strategic appropriateness).

Cash income =Net income (loss) + Depreciation of PP&E and amortization of intangible assets + In-process R&D expenses + amortization goodwill + Impairment loss on long-lived assets

Cash income per share (Cash EPS)

Cash EPS = Cash income / number of shares issued and outstanding (after deducting treasury stock)

In-process R&D expenses

The amounts assigned to product candidate compounds under development that have no alternative future use shall be charged to R&D expense at the acquisition date.

In accordance with the amendment of GAAP in Japan, index and amount compared with the same quarter in previous year are indicated as "reference".

1. Consolidated Financial Highlights

1) Statements of Operation Data

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	 **2009**	 YOY %	Full 2008	 2009 est.
Net sales	176.0	**195.8**	111.2	734.3	806.0
Cost of sales	27.5	**39.4**	143.1	118.8	150.0
R&D expenses	30.5	**35.7**	117.2	225.4	154.0
SG&A expenses	91.8	**96.7**	105.3	372.3	409.0
Operating income	26.2	**24.1**	91.9	17.7	93.0
Ordinary income	28.4	**23.9**	84.1	18.9	87.0
Net income (loss)	19.3	**16.6**	86.0	(17.0)	56.0
Cash income	27.3	**31.2**	114.5	105.5	116.5
			Inc./(Dec.)		
Dividend per share (DPS, yen)	-	-	-	130.0	140.0
Earnings per Share (EPS, yen)	68.1	**58.4**	(9.7)	(59.8)	196.6
Cash income per share (Cash EPS, yen)	96.0	**109.6**	13.7	370.8	408.9

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

<Additional Data>

Consolidated Statements of Operation (Adjusted)

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 (GAAP) 2008	 **2009**	 Accounting treatment of business combinations	 (Adjusted) **2009**	 YOY %	Full (Adjusted) 2008	 2009 est.
Net sales	176.0	**195.8**		**195.8**	111.2	734.3	806.0
Cost of sales	27.5	**39.4**	**5.6**	**33.8**	122.8	113.3	130.5
R&D expenses	30.5	**35.7**	**0.2**	**35.5**	116.5	137.8	153.1
SG&A expenses	91.8	**96.7**	**2.3**	**94.4**	102.8	372.3	399.8
Operating income	26.2	**24.1**	**(8.1)**	**32.1**	122.7	110.8	122.5
Ordinary income	28.4	**23.9**	**(8.1)**	**31.9**	112.6	111.9	116.5
Net income (loss)	19.3	**16.6**	**(6.0)**	**22.6**	117.0	70.7	78.3
					Inc./(Dec.)		
Earnings per Share (EPS, yen)	68.1	**58.4**		**79.4**	11.3	248.6	274.8

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

Adjusted: Financial reporting excluding non-cash accounting items from business combination of MGI PHARMA, INC. in the previous period to clarify the actual performance of core business operations.

[Accounting treatment of business combinations]

Cost of sales : Sales rights depreciation, Step-up portion of inventory
R&D expenses : Core technology depreciation
SG&A expenses : Goodwill depreciation

2) Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	2009	Inc./(Dec.)	Full 2008
Net cash provided by operating activities	7.8	**18.6**	10.7	73.2
Net cash used in investing activities	(46.0)	**(7.7)**	38.2	(476.4)
Net cash provided by (used in) financing activities	(18.7)	**(20.0)**	(1.3)	375.4
Cash and cash equivalents at end of period	119.6	**113.0**	(6.7)	120.0
Free cash flows	(46.1)	**6.3**	52.4	(415.9)

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

3) Balance Sheets Data

(billions of yen)

	2008 Mar 31	Jun 30	Inc./(Dec.)
Total assets	1,123.9	**1,165.3**	41.4
Total liabilities	670.1	**691.5**	21.3
Bonds and debenture	1.0	**120.9**	119.9
Short-term & long-term borrowings	412.8	**293.2**	(119.6)
Total equity	453.8	**473.9**	20.1
Shareholders' Equity	448.9	**469.0**	20.2
Shareholders' Equity/Total assets (%)	39.9	**40.2**	0.3

4) Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	2009	Inc./(Dec.)	Full 2008
Capital expenditures	46.2	**8.5**	(37.7)	434.0
Property, plant and equipment	3.9	**7.5**	3.6	39.8
Intangible assets	42.3	**1.0**	(41.3)	394.3
Depreciation/Amortization	7.3	**12.3**	5.0	34.6

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. and MGI PHARMA, INC..
* "Depreciation/Amortization" value includes amortization for "Intangible assets".

2. Consolidated Statements of Operation

(billions of yen)

Years Ended/Ending March 31 1Q Apr-Jun	Three months ended Jun 30 2008	Sales %	2009	Sales %	YOY %	Inc./(Dec.)
Net sales	176.0	100.0	**195.8**	100.0	111.2	19.8
Cost of sales	27.6	15.7	**39.3**	20.1	142.5	11.7
(Reversal of) Provision for sales returns-net	(0.1)	(0.1)	**0.0**	0.0		0.1
Gross profit	148.5	84.4	**156.5**	79.9	105.3	7.9
R&D expenses	30.5	17.3	**35.7**	18.3	117.2	5.2
SG&A expenses	91.8	52.2	**96.7**	49.4	105.3	4.8
Operating income	26.2	14.9	**24.1**	12.3	91.9	(2.1)
Non-operating income	2.4	1.3	**1.8**	0.9		(0.6)
Non-operating expenses	0.2	0.1	**2.0**	1.0		1.8
Ordinary income	28.4	16.1	**23.9**	12.2	84.1	(4.5)
Special gain	2.2	1.3	**2.0**	1.0		(0.2)
Special loss	0.0	0.0	**0.7**	0.4		0.7
Income before income taxes and minority interests	30.6	17.4	**25.2**	12.9	82.4	(5.4)
Income taxes-current	13.5	7.7	**16.0**	8.2	118.5	2.5
Income taxes-deferred	(2.6)	(1.4)	**(7.7)**	(3.9)		(5.1)
Minority interests in net income	0.2	0.1	**0.2**	0.1		(0.0)
Net income (loss)	19.3	11.0	**16.6**	8.5	86.0	(2.7)

<Cash generating ability>

Net income (loss)	19.3	11.0	**16.6**	8.5	86.0	(2.7)
Depreciation of PP&E and amortization of intangible assets	6.8		**6.9**			0.1
Amortization of intangible assets by acquisition	0.5		**5.4**			4.9
In-process R&D expenses	0.6		**-**			(0.6)
Amortization of goodwill	0.0		**2.3**			2.3
Impairment loss on long-lived assets	-		**0.0**			0.0
Cash income	27.3	15.5	**31.2**	15.9	114.5	4.0

<Explanations>

Net sales
<Increase Factors>
Increase in sales of *Aricept*
Sales of MGI PHARMA, INC.

R&D expenses
<Increase Factor>
Advanced in clinical studies

3. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	 **2009**	 Inc./(Dec.)
Operating activities:			
Income before income taxes and minority interests in net income	30.6	**25.2**	(5.4)
Depreciation and amortization	7.3	**12.3**	5.0
Net increase (decrease) in notes and accounts receivables/payable-trade and inventories	(2.1)	**(18.9)**	(16.8)
Net increase (decrease) in accounts payable-other/accrued expenses etc.	(3.5)	**6.5**	10.0
Other-net	(7.4)	**9.0**	16.5
[Sub-total]	24.8	**34.1**	9.3
Interest paid/received	1.9	**(0.1)**	(2.0)
Income taxes paid	(18.9)	**(15.5)**	3.5
Net cash provided by operating activities	7.8	**18.6**	10.7
Investing activities:			
Capital expenditures (including acquisition and other)	(54.0)	**(12.3)**	41.7
Purchases/proceeds from sales of securities etc.	9.5	**3.3**	(6.1)
Other-net	(1.5)	**1.2**	2.7
Net cash used in investing activities	(46.0)	**(7.7)**	38.2
Financing activities:			
Net increase (decrease) in short-term borrowings	(0.1)	**(193.8)**	(193.7)
Proceeds from long-term borrowings	-	**73.2**	73.2
Proceeds from bonds and debenture	-	**119.6**	119.6
Dividends paid	(18.5)	**(18.5)**	(0.1)
Other-net	(0.1)	**(0.5)**	(0.4)
Net cash provided by (used in) financing activities	(18.7)	**(20.0)**	(1.3)
Foreign currency translation adjustments on cash and cash equivalents	5.4	**2.2**	(3.2)
Net increase (decrease) in cash and cash equivalents	(51.5)	**(7.0)**	44.5
Cash and cash equivalents at beginning of period	171.1	**120.0**	(51.1)
Cash and cash equivalents at end of period	119.6	**113.0**	(6.7)

<Explanations>

Net increase (decrease) in notes and accounts receivables/payable-trade and inventories
<Decrease Factor>
Increase in notes and accounts receivables

Other-net
<Increase Factor>
Increase in reserve for sales rebates

Capital expenditures (including acquisition and other)
<Expenditure decrease Factor>
Impact from company acquisitions last year

Net increase (decrease) in short-term borrowings
Proseeds from long-term borrowings
Proceeds from bonds and debenture
<Increase Factor>
Fund for acquisition
(Shift borrowings from short-term to long-term)

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	 **2009**	 Inc./(Dec.)
Free Cash Flows	(46.1)	**6.3**	52.4

<Explanations>

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition and other)"

4. Financial Results by Business Segment

1) Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr - Jun	2008	**2009**	2008
Net sales to customers	176.0	**195.8**	734.3
Pharmaceuticals	170.9	**190.6**	711.8
Japan	73.5	**79.8**	292.7
North America	76.5	**89.3**	338.2
Europe	14.0	**13.6**	53.2
China	2.3	**2.8**	9.5
Asia and others	4.6	**5.1**	18.3
Other segment	5.2	**5.2**	22.4
Japan	4.8	**4.7**	20.0
Overseas	0.4	**0.5**	2.4

* Net sales to external customers for each segment.
* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: Asian countries except Japan and China, and South America, etc.

2) Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr - Jun	2008	**2009**	2008
Operating income	26.2	**24.1**	17.7
Pharmaceuticals	26.9	**24.9**	19.8
Other	0.3	**0.2**	1.9
Eliminations and corporate	(1.0)	**(1.1)**	(4.0)

* We deducted the figures specific for the accounting treatment of business combinations (non-cash items) with the acquisition of MGI PHARMA, INC. from the current GAAP basis figures. The operating income of Pharmaceuticals on adjusted basis is ¥33.0 billion.

3) Geographical Segment Information

(1) Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr - Jun	2008	**2009**	2008
Net sales to customers	176.0	**195.8**	734.3
Japan	78.3	**84.5**	312.7
North America	76.8	**89.5**	339.4
Europe	14.1	**13.9**	54.4
China	2.3	**2.8**	9.5
Asia and others	4.6	**5.1**	18.3
Overseas sales	97.8	**111.3**	421.6
Overseas sales (%)	55.5	**56.9**	57.4

* Net sales to external customers for each segment

(2) Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr - Jun	2008	**2009**	2008
Operating income	26.2	**24.1**	17.7
Japan	23.0	**22.2**	80.5
North America	4.1	**0.2**	(66.9)
Europe	0.6	**0.9**	1.8
China	0.5	**0.6**	2.0
Asia and others	1.1	**1.3**	3.7
Eliminations and corporate	(3.2)	**(1.2)**	(3.3)

* We deducted the figures specific for the accounting treatment of business combinations (non-cash items) with the acquisition of MGI PHARMA, INC. from the current GAAP basis figures. The operating income of North America on adjusted basis is ¥8.3 billion.

4) Overseas Sales

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr - Jun	2008	**2009**	2008
Net sales	176.0	**195.8**	734.3
Overseas sales	105.7	**118.4**	454.6
North America	79.2	**91.4**	350.4
Europe	18.7	**18.2**	73.1
China	2.3	**2.8**	9.5
Asia and others	5.6	**6.1**	21.5
Overseas sales (%)	60.1	**60.5**	61.9

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: Asian countries except Japan and China, and South America, etc.

5) Global Product Sales by Geographical Area(Eisai Territory Sales)

(1) *ARICEPT* (Alzheimer's type dementia treatment)

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr.-Jun.		2008	**2009**	2008
Area				
Japan	¥ Billions	14.9	**19.4**	62.3
U.S.	¥ Billions	41.5	**43.4**	186.9
	[U.S. $ Millions]	[343]	**[415]**	[1,635]
Europe Total	¥ Billions	9.2	**8.0**	33.3
UK	¥ Billions	0.3	**0.7**	1.4
	[UK £ Millions]	[1]	**[4]**	[6]
France	¥ Billions	7.0	**5.1**	24.3
	[Euro Millions]	[43]	**[31]**	[151]
Germany	¥ Billions	1.9	**2.1**	7.6
	[Euro Millions]	[12]	**[13]**	[47]
China	¥ Billions	0.0	**0.1**	1.2
	[Chinese RMB Millions]	[3]	**[9]**	[75]
Asia (excluding Japan and China)	¥ Billions	1.7	**2.0**	7.4
Total	¥ Billions	67.3	**72.9**	291.0

(2) *ACIPHEX/PARIET* (Proton pump inhibitor)

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr.-Jun.		2008	**2009**	2008
Area				
Japan	¥ Billions	8.9	**11.0**	37.1
U.S.	¥ Billions	31.8	**25.9**	124.7
	[U.S. $ Millions]	[263]	**[248]**	[1,091]
Europe Total	¥ Billions	2.5	**2.5**	8.6
UK	¥ Billions	0.8	**0.6**	2.2
	[UK £ Millions]	[3]	**[3]**	[9]
Germany	¥ Billions	0.5	**0.6**	1.8
	[Euro Millions]	[3]	**[4]**	[11]
Italy	¥ Billions	1.2	**1.2**	4.5
	[Euro Millions]	[7]	**[7]**	[28]
China	¥ Billions	0.2	**0.1**	0.7
	[Chinese RMB Millions]	[14]	**[9]**	[43]
Asia (excluding Japan and China)	¥ Billions	1.4	**1.3**	4.8
Total	¥ Billions	44.9	**40.8**	175.9

* Average exchange rate of Japanese yen to Chinese RMB

April 1, 2007 to June 30, 2007	15.73 yen/Chinese RMB
April 1, 2008 to June 30, 2008	15.02 yen/Chinese RMB
April 1, 2007 to March 31, 2008	15.30 yen/Chinese RMB

(3) *METHYCOBAL* (Peripheral neuropathy treatment)

Years Ended/Ending March 31 1Q Apr - Jun Area		Three months ended Jun 30 2008	2009	Full 2008
Japan	¥ Billions	8.2	**8.3**	31.7
Asia (Including China)	¥ Billions	1.8	**2.4**	7.1
Total	¥ Billions	10.1	**10.7**	38.7

(4) *ALOXI* (Antiemetic agent)

Years Ended/Ending March 31 1Q Apr - Jun Area		Three months ended Jun 30 2008	2009	Full 2008
U.S.	¥ Billions	-	**9.5**	6.5
	[U.S. $ Millions]	[-]	**[90]**	[62]

(5) *DACOGEN* (Anti-cancer activities through inhibition of DNA methylation)

Years Ended/Ending March 31 1Q Apr - Jun Area		Three months ended Jun 30 2008	2009	Full 2008
U.S.	¥ Billions	-	**4.4**	2.7
	[U.S. $ Millions]	[-]	**[42]**	[26]

(6) *ZONEGRAN* (Epilepsy treatment)

Years Ended/Ending March 31 1Q Apr - Jun Area		Three months ended Jun 30 2008	2009	Full 2008
U.S.	¥ Billions	0.7	**0.5**	2.2
	[U.S. $ Millions]	[6]	**[4]**	[19]
Europe, Asia	¥ Billions	0.8	**1.1**	3.4
Total	¥ Billions	1.5	**1.5**	5.6

6) SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	**2009**	Full 2008
Net sales	176.0	**195.8**	734.3
SG&A expenses	91.8	**96.7**	372.3
Personnel expenses	18.4	**20.8**	77.1
Marketing promotion expenses	59.7	**58.7**	241.9
Administrative expenses and others	13.8	**17.1**	53.3
Ratio of SG&A expenses to net sales (%)	52.2	**49.4**	50.7

7) Eisai Inc. (U.S.)

Years Ended/Ending March 31 1Q Apr - Jun		Three months ended Jun 30 2008	**2009**	Full 2008
Net sales	¥ Billions	77.8	**74.8**	332.7
	[U.S. $ Millions]	[644]	**[716]**	[2911]
Operating income	¥ Billions	3.6	**4.0**	25.2
	[U.S. $ Millions]	[29]	**[39]**	[221]
Net income	¥ Billions	2.6	**2.6**	17.1
	[U.S. $ Millions]	[22]	**[25]**	[149]
Operating income before royalty deduction	¥ Billions	18.0	**18.1**	87.7
	[U.S. $ Millions]	[149]	**[174]**	[767]

5. Consolidated Balance Sheets

1) Consolidated Balance Sheets <Assets>

(billions of yen)

	2008 Mar 31	%	2008 Jun 30	%	Change %	Inc./(Dec.)	<Explanations>
Current assets:							
Cash and cash in banks	68.6		**58.1**			(10.5)	**Notes and accounts receivable-trade** <Increase Factor> Sales Increase
Notes and accounts receivable-trade	172.1		**193.5**			21.4	
Short-term investments	56.3		**62.9**			6.6	
Inventories	58.1		**59.9**			1.8	
Deferred tax assets	35.4		**35.4**			(0.0)	
Other	25.4		**24.0**			(1.4)	
Allowance for doubtful receivables	(0.3)		**(0.3)**			(0.0)	
Total current assets	415.6	37.0	**433.4**	37.2	104.3	17.9	
Fixed assets:							
Property, plant and equipment:							
Buildings and structures	70.8		**70.3**			(0.5)	
Machinery, equipment and vehicles	23.1		**22.5**			(0.6)	
Land	20.8		**21.2**			0.3	
Construction in progress	19.8		**27.1**			7.3	
Other	12.6		**14.0**			1.4	
Total property, plant and equipment	147.1	13.1	**155.0**	13.3	105.4	8.0	
Intangible assets:							
Goodwill	178.7		**185.5**			6.8	
Sales rights	164.2		**167.3**			3.0	
Core technology	61.3		**64.3**			3.0	
Other	13.4		**13.2**			(0.2)	
Total Intangible assets	417.7	37.1	**430.3**	36.9	103.0	12.6	**Total Intangible assets** <Increase Factor> Increase in yen conversion rate of total Intangible assets of overseas
Investments and other assets:							
Investment securities	89.5		**84.9**			(4.6)	
Deferred tax assets	43.7		**51.3**			7.6	
Other	11.0		**11.0**			(0.0)	
Allowance for doubtful accounts	(0.6)		**(0.6)**			0.0	
Total investments and other assets	143.6	12.8	**146.6**	12.6	102.1	3.0	
Total fixed assets	708.4	63.0	**731.9**	62.8	103.3	23.5	
Total assets	1,123.9	100.0	**1,165.3**	100.0	103.7	41.4	

2) Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

	2008 Mar 31	%	2008 Jun 30	%	Change %	Inc./(Dec.)
Current liabilities:						
Notes and accounts payable-trade	18.3		**18.6**			0.3
Short-term borrowings	362.8		**168.7**			(194.1)
Accounts payable-other/accrued expenses etc.	116.7		**124.3**			7.6
Income taxes payable	16.1		**16.0**			(0.1)
Reserve for sales rebates	23.3		**31.1**			7.8
Other	6.0		**8.4**			2.4
Total current liabilities	543.2	48.3	**367.1**	31.5	67.6	(176.1)
Long-term liabilities:						
Bonds and debenture	0.8		**120.9**			120.0
Long-term borrowings	50.0		**124.5**			74.5
Deferred tax liabilities	40.2		**42.4**			2.1
Liability for retirement benefits	24.1		**23.3**			(0.8)
Retirement allowances for directors	2.1		**2.3**			0.1
Other	9.6		**11.0**			1.4
Total long-term liabilities	127.0	11.3	**324.4**	27.8	255.5	197.4
Total liabilities	670.1	59.6	**691.5**	59.3	103.2	21.3
Owners' equity:						
Common stock	45.0		**45.0**			-
Capital surplus	57.0		**57.0**			-
Retained earnings	416.0		**412.2**			(3.8)
Treasury stock	(39.7)		**(39.7)**			(0.0)
Total owners' equity	478.2	42.5	**474.5**	40.7	99.2	(3.8)
Net unrealized gain and translation adjustments:						
Net unrealized gain on available-for-sale securities	9.5		**9.9**			0.4
Foreign currency translation adjustments	(38.9)		**(15.4)**			23.5
Total net unrealized gain and translation adjustments	(29.4)	(2.6)	**(5.4)**	(0.5)	-	23.9
Stock acquisition rights	0.6	0.1	**0.6**	0.0	100.0	-
Minority interests	4.4	0.4	**4.3**	0.4	98.2	(0.1)
Total equity	453.8	40.4	**473.9**	40.7	104.4	20.1
Total liabilities and equity	1,123.9	100.0	**1,165.3**	100.0	103.7	41.4

<Explanations>

Short-term borrowings
<Decrease Factor>
Shift to Bonds and debenture and Long-term borrowings

Bonds and debenture
<Increase Factor>
Issuance of unsecured straight bonds

Long-term borrowings
<Increase Factor>
Financing for acquisition

Foreign currency translation adjustments
<Increase Factor>
Changing B/S conversion rate in asset in overseas subsidiaries
(US$:100.19 yen to 106.42yen)

6. Consolidated Changes in Quarterly Results

1) Statements of Operation Data

(billions of yen)

Years Ended/Ending March 31	2008				2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	176.0	186.8	196.7	174.7	**195.8**
Cost of sales	27.5	27.1	28.9	35.3	**39.4**
R&D expenses	30.5	33.3	35.7	125.9	**35.7**
SG&A expenses	91.8	95.5	96.6	88.4	**96.7**
Operating income (loss)	26.2	30.9	35.5	(74.8)	**24.1**
Non-operating income & expenses	2.2	0.3	1.2	(2.6)	**(0.2)**
Ordinary income (loss)	28.4	31.2	36.7	(77.4)	**23.9**
Special gain & loss	2.2	(1.0)	(0.4)	(2.0)	**1.3**
Income (loss) before income taxes and minority interests in income	30.6	30.2	36.3	(79.4)	**25.2**
Net income (loss)	19.3	20.0	24.2	(80.5)	**16.6**
Cash Income	27.3	28.1	32.1	18.1	**31.2**
Earnings per share (loss), yen	68.1	70.4	84.9	(283.2)	**58.4**
Cash income per share (Cash EPS, yen)	96.0	98.8	112.7	63.4	**109.6**

* "Cost of Sales" includes "(Reversal of) Provision for sales returns-net".

2) Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	2008				2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net cash provided by operating activities	7.8	33.9	10.1	21.4	**18.6**
Net cash used in investing activities	(46.0)	(6.7)	(9.2)	(414.6)	**(7.7)**
Net cash provided by (used in) financing activities	(18.7)	(0.1)	1.3	392.8	**(20.0)**
Cash and cash equivalents at end of period	119.6	141.0	141.7	120.0	**113.0**
Free cash flows	(46.1)	24.8	(1.7)	(392.8)	**6.3**

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition and other)"

3) Balance Sheets Data

<Assets>

(billions of yen)

	2007			2008	
	30-Jun	30-Sep	31-Dec	31-Mar	**30-Jun**
Current assets	396.0	420.9	430.9	415.6	**433.4**
Property, plant and equipment	135.3	137.5	141.4	147.1	**155.0**
Intangible assets	104.0	121.6	120.4	417.7	**430.3**
Investments and other assets	150.4	137.7	140.6	143.6	**146.6**
Fixed assets	389.7	396.8	402.4	708.4	**731.9**
Total assets	785.7	817.6	833.3	1,123.9	**1,165.3**

<Liabilities and Equity>

(billions of yen)

	2007			2008	
	30-Jun	30-Sep	31-Dec	31-Mar	**30-Jun**
Current liabilities	180.6	191.8	205.7	543.2	**367.1**
Long-term liabilities	36.7	50.8	51.1	127.0	**324.4**
Total liabilities	217.2	242.5	256.8	670.1	**691.5**
Owners' equity	528.0	548.9	558.7	478.2	**474.5**
Net unrealized gain and translation adjustments	30.0	15.4	12.8	(29.4)	**(5.4)**
Stock acquisition rights	0.3	0.6	0.6	0.6	**0.6**
Minority interests	10.2	10.3	4.5	4.4	**4.3**
Total equity	568.5	575.1	576.5	453.8	**473.9**
Total liabilities and equity	785.7	817.6	833.3	1,123.9	**1,165.3**

4) Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2008				2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Capital expenditures	46.2	35.3	11.1	341.4	**8.5**
Property, plant and equipment	3.9	9.7	8.9	17.2	**7.5**
Intangible assets	42.3	25.6	2.2	324.2	**1.0**
Depreciation/Amortization	7.3	8.1	8.0	11.2	**12.3**

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. and MGI PHARMA, INC..
* "Depreciation/Amortization" value includes amortization for "Intangible assets".

5) *ARICEPT* Sales by Area (Eisai Territory Sales)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
Japan	¥ Billions	14.9	15.1	18.9	13.3	**19.4**
U.S.	¥ Billions	41.5	48.0	48.0	49.4	**43.4**
	[U.S. $ Millions]	[343]	[407]	[423]	[463]	**[415]**
Europe	¥ Billions	9.2	8.1	9.0	6.9	**8.0**
UK	¥ Billions	0.3	0.3	0.4	0.3	**0.7**
	[UK £ Millions]	[1]	[1]	[2]	[2]	**[4]**
France	¥ Billions	7.0	5.9	6.6	4.8	**5.1**
	[Euro Millions]	[43]	[36]	[40]	[31]	**[31]**
Germany	¥ Billions	1.9	1.9	2.0	1.8	**2.1**
	[Euro Millions]	[12]	[12]	[12]	[11]	**[13]**
China	¥ Billions	0.0	0.3	0.3	0.5	**0.1**
	[Chinese RMB Millions]	[3]	[22]	[17]	[33]	**[9]**
Asia (excluding Japan and China)	¥ Billions	1.7	1.9	2.0	1.8	**2.0**
Total	¥ Billions	67.3	73.5	78.2	71.9	**72.9**

6) *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
Japan	¥ Billions	8.9	9.3	11.2	7.6	**11.0**
U.S.	¥ Billions	31.8	34.6	33.1	25.2	**25.9**
	[U.S. $ Millions]	[263]	[293]	[292]	[243]	**[248]**
Europe	¥ Billions	2.5	2.1	1.9	2.0	**2.5**
UK	¥ Billions	0.8	0.7	0.4	0.4	**0.6**
	[UK £ Millions]	[3]	[3]	[2]	[2]	**[3]**
Germany	¥ Billions	0.5	0.3	0.4	0.5	**0.6**
	[Euro Millions]	[3]	[2]	[2]	[3]	**[4]**
Italy	¥ Billions	1.2	1.1	1.1	1.2	**1.2**
	[Euro Millions]	[7]	[7]	[7]	[7]	**[7]**
China	¥ Billions	0.2	0.2	0.1	0.1	**0.1**
	[Chinese RMB Millions]	[14]	[10]	[9]	[10]	**[9]**
Asia (excluding Japan and China)	¥ Billions	1.4	1.2	1.3	1.0	**1.3**
Total	¥ Billions	44.9	47.3	47.7	36.0	**40.8**

7) *METHYCOBAL* Sales by Area (Eisai Territory Sales)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
Japan	¥ Billions	8.2	8.0	9.1	6.4	**8.3**
Asia (including China)	¥ Billions	1.8	1.8	1.7	1.7	**2.4**
Total	¥ Billions	10.1	9.8	10.8	8.1	**10.7**

8) *ALOXI* Sales by Area (Eisai Territory Sales)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
U.S.	¥ Billions	-	-	-	6.5	**9.5**
	[U.S. $ Millions]	[-]	[-]	[-]	[62]	**[90]**

9) *DACOGEN* Sales by Area (Eisai Territory Sales)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
U.S.	¥ Billions	-	-	-	2.7	**4.4**
	[U.S. $ Millions]	[-]	[-]	[-]	[26]	**[42]**

10) *ZONEGRAN* Sales by Area (Eisai Territory Sales)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
U.S.	¥ Billions	0.7	0.7	0.4	0.4	**0.5**
	[U.S. $ Millions]	[6]	[6]	[4]	[4]	**[4]**
Europe, Asia	¥ Billions	0.8	0.8	1.0	0.8	**1.1**
Total	¥ Billions	1.5	1.6	1.4	1.2	**1.5**

11) Eisai Inc. (U.S.)

Years Ended/Ending March 31		2008 First Quarter	2008 Second Quarter	2008 Third Quarter	2008 Fourth Quarter	2009 First Quarter
Net sales	¥ Billions	77.8	88.3	86.7	79.9	**74.8**
	[U.S. $ Millions]	[644]	[748]	[764]	[756]	**[716]**
Operating income	¥ Billions	3.6	7.1	7.4	7.1	**4.0**
	[U.S. $ Millions]	[29]	[60]	[65]	[66]	**[39]**
Net income	¥ Billions	2.6	4.9	5.0	4.6	**2.6**
	[U.S. $ Millions]	[22]	[41]	[44]	[43]	**[25]**
Operating income before royalty deduction	¥ Billions	18.0	23.5	23.6	22.6	**18.1**
	[U.S. $ Millions]	[149]	[199]	[207]	[212]	**[174]**

7. Non-Consolidated Financial Highlights

1) Non-Consolidated Financial Highlights

(1) Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full	
1Q Apr - Jun	2008	**2009**	YOY %	2008	2009 est.
Net sales	98.1	**103.1**	105.1	389.2	398.0
Cost of sales	21.0	**21.3**	101.4	76.0	74.0
R&D expenses	30.2	**33.0**	109.4	134.0	140.5
SG&A expenses	26.1	**28.6**	109.5	106.1	117.0
Operating income	20.8	**20.2**	97.0	73.1	66.5
Ordinary income	21.9	**20:2**	92.5	71.0	59.5
Net income	15.7	**16.9**	107.7	46.0	40.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

(2) Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full
1Q Apr - Jun	2008	**2009**	Inc./ (Dec.)	2008
Net cash provided by operating activities	5.5	**12.2**	6.7	36.7
Net cash used in investing activities	(11.7)	**70.5**	82.2	(431.3)
Net cash provided by (used in) financing activities	(18.5)	**(93.2)**	(74.7)	375.8
Cash and cash equivalents at end of period	21.8	**17.2**	(4.6)	27.7
Free cash flows	(4.3)	**6.5**	10.8	9.6

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

(3) Balance Sheets Data

(billions of yen)

	2008		Inc./
	Mar 31	**Jun 30**	(Dec.)
Total assets	977.3	**909.1**	(68.2)
Total liabilities	505.9	**439.2**	(66.7)
Total equity	471.4	**469.8**	(1.5)
Shareholders' Equity	470.8	**469.3**	(1.5)
Shareholders' Equity/Total assets (%)	48.2	**51.6**	3.4

(4) Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full
1Q Apr - Jun	2008	**2009**	Inc./ (Dec.)	2008
Capital expenditures	5.4	**3.1**	(2.3)	24.9
Property, plant and equipment	1.1	**2.2**	1.1	15.2
Intangible assets	4.3	**0.9**	(3.4)	9.7
Depreciation/Amortization	4.2	**4.4**	0.2	17.8

* "Depreciation/Amortization" includes amortization for "Intangible assets".

2) Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	2009	YOY %	Full 2008
Net sales	98.1	**103.1**	105.1	389.2
Prescription pharmaceuticals	59.3	**66.3**	111.8	231.8
Pharmaceuticals exports	16.5	**15.3**	92.7	60.7
Consumer health care products	4.4	**4.4**	100.0	20.1
Other (Food additives/Chemicals, etc.)	0.3	**0.4**	114.5	1.4
Industrial property rights, etc. income	17.6	**16.7**	95.1	75.3

3) Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2008	2009	YOY %	Full 2008
Net Sales	98.1	**103.1**	105.1	389.2
Exports	34.0	**31.9**	93.9	135.6
North America	24.1	**22.2**	91.8	98.0
Europe	7.9	**7.3**	92.6	29.7
Asia and Others (including China)	1.9	**2.4**	123.9	7.9
Ratio of exports to sales (%)	34.7	**31.0**	-	34.8

* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc. excluding Japan
* Export sales includes revenues from industrial property rights, etc.

4) Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun Description / Product	Three months ended Jun 30 2008	2009	YOY %	Full 2008
Alzheimer's type dementia treatment *ARICEPT*	14.9	**19.4**	130.3	62.3
Proton pump inhibitor *PARIET*	8.9	**11.0**	123.4	37.1
Peripheral neuropathy treatment *METHYCOBAL*	8.2	**8.3**	100.3	31.7
Gastritis/gastric ulcer treatment *SELBEX*	5.0	**4.4**	88.7	18.2
Osteoporosis treatment *ACTONEL*	2.9	**2.1**	73.0	8.2
Muscle relaxant *MYONAL*	2.1	**2.1**	98.4	8.0
Non-ionic contrast medium *IOMERON*	2.1	**1.9**	93.6	7.9
Osteoporosis treatment *GLAKAY*	1.8	**1.5**	83.3	6.4
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.0	**1.0**	94.0	3.9
Long-acting isosorbide denigrate preparation *NITOROL-R*	0.9	**0.9**	92.5	3.4
Others	11.3	**13.7**	120.5	44.7
Prescription pharmaceuticals total	59.3	**66.3**	111.8	231.8

5) Exports by Products

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun Description / Product	Three months ended Jun.30 2008	2009	YOY %	Full 2008
ARICEPT	7.6	**7.4**	97.6	28.1
ACIPHEX/PARIET	6.6	**5.7**	86.6	25.1
Others	2.3	**2.2**	94.0	7.5
Exports total	16.5	**15.3**	92.7	60.7

6) Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun Description / Product	Three months ended Jun 30 2008	2009	YOY %	Full 2008
Vitamin B_2 preparation *CHOCOLA BB* Group	2.3	**2.4**	102.2	9.5
Active-type Vitamin B_{12} *NABOLIN* Group	0.5	**0.6**	120.3	2.3
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	0.4	**0.4**	100.2	1.7
Stomach ache and heartburn treatment *SACLON* Group	0.3	**0.3**	94.2	1.6
Others	0.9	**0.8**	85.3	5.1
Consumer health care products total	4.4	**4.4**	100.0	20.1

7) Balance Sheets Data

<Assets>

(billions of yen)

	2008 Mar 31	2008 Jun 30	Inc./(Dec.)
Property, plant and equipment	83.4	**84.4**	1.0
Intangible assets	33.5	**33.0**	(0.5)
Investments and other assets	554.3	**561.3**	7.0
Current assets	306.1	**230.4**	(75.7)
Fixed assets	671.1	**678.7**	7.5
Total assets	977.3	**909.1**	(68.2)

<Liabilities and Equity>

(billions of yen)

	2008 Mar 31	2008 Jun 30	Inc./(Dec.)
Current liabilities	434.3	**247.3**	(187.0)
Long-term liabilities	71.6	**191.9**	120.3
Total liabilities	505.9	**439.2**	(66.7)
Owners' equity	461.2	**459.6**	(1.6)
Net unrealized gain and translation adjustments	9.6	**9.7**	0.1
Stock acquisition rights	0.6	**0.6**	-
Total equity	471.4	**469.8**	(1.5)
Total liabilities and equity	977.3	**909.1**	(68.2)

1) By Development Stages

(1)New Approval

	Product Name Research Code	Indication/Mode of Action or Category	Region	Approved Date	Form.
#	HUMIRA (D2E7)	Rheumatoid arthritis/human anti TNF-alpha monoclonal antibody	Japan	April, 2008	Inj.
#	IOMERON (E7337)	Additional dosage & formulation: for usage in dynamic computed tomography of the liver imaging	Japan	May, 2008	Inj.
#	ACIPHEX (E3810)	Additional indication: short-term treatment of gastro-esophageal reflux disease (GERD) in adolescents	US	June, 2008	Oral

(2)Under Review/Preparing for Submission

	Product Name Research Code	Indication/Mode of Action or Category	Region	Submission /Target	Form.
	ARICEPT (E2020)	Additional indication: vascular dementia	US (EU)	November,2002 (In preparation)	Oral
	T-614	Rheumatoid arthritis (generic name: iguratimod)	Japan	September, 2003	Oral
	ARICEPT (E2020)	Additional formulation: liquid formulation	EU	May, 2004	Oral
	rufinamide (E2080)	Anti-epileptic agent (generic name: rufinamide)	US	January, 2006	Oral
	E2014	Cervical dystonia treatment (generic name: botulinum toxin type B)	Japan	December, 2006	Inj.
	GASMOTINE	Gastroprokinetic agent (generic name: mosapride)	Asia	May, 2007	Oral
	clevudine	Anti-chronic hepatitis B agent (generic name: clevudine)	Asia	May, 2007	Oral
	HUMIRA (D2E7)	Additional Indicaton: psoriasis	Japan	September, 2007	Inj.
	KES524	Obesity management/central acting serotonin & noradrenalin reuptake inhibitor (generic name: sibutramine)	Japan	November, 2007	Oral
	fospropofol (E2083)	Sedative agent/sedation of patients undergoing brief diagnostic or surgical procedures such as colonoscopy and bronchoscopy (generic name: fospropofol disodium)	US	December, 2007	Inj.
	ALOXI (E3270)	Additional formulation: oral formulation (chemotherapy-induced nausea and vomiting)	US	January, 2008	Oral
	ARICEPT (E2020)	Additional formulation: jelly formulation	Japan	March, 2008	Oral
	GLUFAST	Rapid-acting insulin secretagogue agent (generic name: mitiglinide)	Asia	March, 2008	Oral
#	DACOGEN (E7373)	Additional dosage: 5-day dosing regimen for myelodysplastic syndrome (MDS)	US	FY2008 (target)	Inj.
	PARIET (E3810)	Additional indication: Non-erosive gastro-esophageal reflux disease	Japan	FY2008 (target)	Oral

#: updates from April 2008

(3)Clinical (Phase III-II/III)

	Product Name Research Code	Indication/Mode of Action or Category	Region	Phase	Submission Target	Form.
	E5564	Severe sepsis treatment/endotoxin antagonist (generic name: eritoran)	US EU Japan	III III III	FY2009	Inj.
	E7389	Anti-cancer agent (breast cancer)/microtubule growth suppressor (generic name: eribulin)	US EU Japan	III III II	FY2009	Inj.
	AS-3201	Diabetic complications treatment/aldose reductase inhibitor (generic name: ranirestat)	US	III	FY2012	Oral
	ARICEPT (E2020)	Additional formulation and dosage: sustained release formulation	US EU	III III	FY2009	Oral
	ACIPHEX (E3810)	Additional formulation: extended release formulation	US	III	FY2009	Oral
	SAFORIS (E6014)	Oral mucositis treatment/glutamine suspension solution	US	III		Oral Suspe.
	ZONEGRAN (E2090)	Additional indication: anti-epileptic monotherapy	EU	III	FY2010	Oral
	ZONEGRAN (E2090)	Additional indication: anti-epileptic pediatric indication	EU	III	FY2009	Oral
#	ZONEGRAN (E2090)	Additional indication: generalized epileptic combination therapy	EU	III	FY2010	Oral
	DACOGEN (E7373)	Additional indication: efficacy in myelodysplastic syndrome (MDS) survival benefit	US	III		Inj.
	DACOGEN (E7373)	Additional indication: acute myeloid leukemia (AML)	US	III	FY2010	Inj.
	HUMIRA (D2E7)	Additional Indication: juvenile rheumatoid arthritis	Japan	III	FY2011	Inj.
	HUMIRA (D2E7)	Additional Indication: ankylosing spondylitis	Japan	III		Inj.
#	E2007	Anti-epileptic agent/AMPA receptor antagonist (generic name: perampanel)	US EU	III III	FY2012	Oral
#	ARICEPT (E2020)	Pediatric usage (cognitive impairment due to chemotherapy)	US	III	FY2009	Oral
#	SEP-190	Insomnia treatment/GABA-A receptor agonist (generic name: eszopiclone)	Japan	III	FY2010	Oral
	clevudine	anti-chronic hepatitis B agent (generic name: clevudine)	China	preparing for III		Oral
	E0302	Amyotrophic Lateral Sclerosis (ALS) (generic name: mecobalamine)	Japan	II/III		Inj.
	HUMIRA (D2E7)	Additional Indication: Crohn's disease	Japan	II/III	FY2009	Inj.
	AMOLIMOGENE (E7101)	Cervical dysplasia/therapeutic DNA vaccine	US	II/III	FY2011	Inj.
#	PARIET (E3810)	Additional dosage: GERD	Japan	II/III		Oral

#: updates from April 2008

(4)Clinical (Phase II)

Product Name Research Code	Indication/Mode of Action or Category	Region	Phase	Submission Target	Form.
E2007	Neuropathic pain/AMPA receptor antagonist (generic name: perampanel)	US EU	II II		Oral
E2007	Multiple sclerosis/AMPA receptor antagonist (generic name: perampanel)	EU	II		Oral
E2007	migraine prophylaxis/AMPA receptor antagonist (generic name: perampanel)	US	II		Oral
E5555	Acute coronary syndrome/thrombin receptor antagonist	US EU Japan	II II II	FY2012	Oral
E5555	Atherothrombotic disease/thrombin receptor antagonist	US EU Japan	II II II		Oral
E6201	Psoriasis/novel MEK-1/MEKK-1 kinase inhibitor	US	II		Topical
E7389	Anti-cancer agent (non-small cell lung cancer)/ microtubule growth suppressor (generic name: eribulin)	US	II		Inj.
E7389	Anti-cancer agent (prostate cancer)/microtubule growth suppressor (generic name: eribulin)	US EU	II II		Inj.
E7389	Anti-cancer agent (sarcoma)/microtubule growth suppressor (generic name: eribulin)	EU	II		Inj.
E7820	Anti-cancer agent (colorectal cancer)/angiogenesis inhibitor with alpha 2 integrin expression	US	II		Oral
AKR-501	Thrombocytopenia treatment/thrombopoietin receptor agonist	US	II		Oral
MORAb-003	Anti-cancer agent (ovarian cancer)/monoclonal antibody (generic name: farletuzumab)	US	II		Inj.
MORAb-009	Anti-cancer agent (pancreatic cancer)/ monoclonal antibody	US	II		Inj.
ARICEPT (E2020)	Pediatric usage (Down's syndrome)	US	II		Oral
ARICEPT (E2020)	Additional indication: dementia with Lewy bodies	Japan	II		Oral
IROFULVEN (E7850)	Anti-cancer agent (prostate and other cancer) /DNA synthesis inhibitor	US	II		Oral
E7210 (suspended)	Ultrasonic contrast medium	Japan	II		Inj.

#: updates from April 2008

* Submission target for E5555 for the treatment of atherothrombotic disease which was shown in the "Reference Data" issued May 2008 is now deleted in this material since it was an erratum.

2)By Therapeutic Areas

(1)Neurology

Product Name Research Code	Description	Development Status	Origin
ARICEPT **(E2020)**	Currently approved acetylcholinesterase inhibitor for the treatment of dementia due to Alzheimer's disease.	**Additional Indications** Vascular dementia: under review (US) Pediatric: Phase III for cognitive impairment due to chemotherapy and Phase II for Down's syndrome (US) Lewy bodies dementia: Phase II (Japan) **Additional formulations** Liquid: under review (EU) Jelly: under review (Japan) Sustained release formulation: Phase III (EU/US)	in-house
E2007	The generic name is perampanel. It could potentially be developed for treating a variety of neurodegenerative disorders by selectively antagonizing the AMPA-type glutamate receptor.	Epilepsy: Phase III (EU/US) Neuropathic pain: Phase II (EU/US) Migraine prophylaxis: Phase II (US) Multiple sclerosis: Phase II (EU)	in-house
AS-3201	The generic name is ranirestat. It is being investigated as a potential treatment for diabetic complications via its ability to strongly inhibit aldose reductase.	Diabetic neuropathy: Phase III (US)	Dainippon Sumitomo Pharma
rufinamide **(E2080)**	The agent has been approved in Europe for adjunctive therapy in Lennox-Gastaut syndrome (LGS). (The brand name in the US has not been decided.)	Adjunctive therapy in LGS and partial-onset seizures (in adult): under review (US)	Novartis
ZONEGRAN **(E2090)**	The generic name is zonisamide. It is believed to have a broad anti-epileptic action and to be well-tolerated. Currently indicated as adjunctive therapy for partial seizures in adults with epilepsy.	**Additional Indications** Monotherapy: Phase III (EU) Pediatric indication: Phase III (EU) Generalized epilepsy: Phase III (EU)	Dainippon Sumitomo Pharma
E0302	Mecobalamine is widely used for the treatment of peripheral neuropathy in Japan. A Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing.	Amyotrophic lateral sclerosis: Phase II/III (Japan)	in-house
E2014	Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Cervical dystonia: under review (Japan)	Solstice Neuro-sciences
SEP-190	Eszopiclone is a non-benzodiazepine type allosteric GABA-A receptor agonist which may help patients with transient insomnia as well as insomnia in the elderly.	Insomnia: Phase III (Japan)	Sepracor

(2)Oncology & Supportive Care

Product Name Research Code	Description	Development Status	Origin
E7389	The generic name is eribulin. It is a synthetic analog of Halichondrin B derived from marine sponges. It prevents tumor development by inhibiting cell division through supression of microtubule growth. POC was achieved in breast cancer.	Breast cancer: Phase III (EU/US), Phase II (Japan) NSCLC: Phase II (US) Prostate cancer: Phase II (EU/US) Sarcoma: Phase II (EU)	in-house
E7820	The compound is an angiogenesis inhibitor with alpha 2 integrin expression.	Colorectal cancer: Phase II (US)	in-house
MORAb-003	The generic name is farletuzumab. It is a humanized IgG1 MAb to folate receptor alpha.	Ovarian cancer: Phase II (US)	in-house (Morphotek)
MORAb-009	The compound is an IgG1 MAb that targets mesothelin.	Pancreatic cancer: Phase II (US)	in-house (Morphotek)
DACOGEN (E7373)	The generic name is decitabine. It induces cell differentiation activity through inhibition of DNA methylation. It is currently approved for myelodysplastic syndrome (MDS) in the United States.	**Additional indications** Acute myeloid leukemia: Phase III (US) Efficacy in survival benefit in MDS patients: Phase III (US) **Additional dosage**: 5-day dosing regimen for MDS: submission in preparation (US)	in-house (MGI)
IROFULVEN (E7850)	This compound is expected to show an anti-cancer effect for solid tumor by its DNA synthesis inhibiting action.	Prostate cancer: Phase II (US)	in-house (MGI)
ALOXI (E3270)	The agent is approved for chemotherapy-induced nausea and vomiting (CINV) as well as postoperative nausea and vomiting (PONV) with its serotonin ($5\text{-}HT_3$) receptor antagonizing action in the United States.	**Additional formulation** Oral formulation (CINV) : under review (US)	in-house (MGI)
AKR-501	The agent is an orally available thrombopoietin receptor agonist.	Idiopathic thrombocytopenic purpura: Phase II (US)	in-house (MGI)
amolimogene (E7101)	The agent is a therapeutic DNA vaccine that acts against human papillomavirus.	Cervical dysplasia: Phase II/III (US)	in-house (MGI)
fospropofol (E2083)	The agent is a water-soluble prodrug of propofol.	Sedation of patients undergoing brief diagnostic or surgical procedures such as colonoscopy and bronchoscopy: under review (US)	in-house (MGI)
SAFORIS (E6014)	The agent is a topical, oral suspension of glutamine to protect oral mucositis from damaging effect of chemotherapy.	Oral mucositis: Phase III (US)	in-house (MGI)

(3)Vascular and Immunological Reaction

Product Name Research Code	Description	Development Status	Origin
HUMIRA (D2E7)	The generic name is adalimumab. It is a human anti TNF-alpha monoclonal antibody. Approved for rheumatoid arthritis in Japan	Rheumatoid arthritis: approved (Japan) **Additional indication** Psoriasis: under review (Japan) Juvenile rheumatoid arthritis: Phase III (Japan) Ankylosing spondylitis: Phase III (Japan) Crohn's disease: Phase II/III (Japan)	Abbott
E5564	The generic name is eritoran. It shows endotoxin antagonist action and the safety profile and efficacy were confirmed in severe sepsis caused by endotoxin from various types of gram-negative bacteria.	Severe sepsis: Phase III (Global Development Program)	in-house
E5555	The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonistic action.	Acute coronary syndrome: Phase II (Japan/US/EU) Atherothrombotic disease: Phase II (Japan/US/EU)	in-house
E6201	The agent is a novel MEK-1/MEKK-1kinase inhibitor.	Psoriasis: Phase II (US)	in-house
T-614	The agent suppresses inflammatory cytokine, lymphocyte proliferation and immunoglobulin production.	Rheumatoid arthritis: under review (Japan)	Toyama Chemical

(4)Gastrointestinal Disorders

Product Name Research Code	Description	Development Status	Origin
ACIPHEX/ PARIET (E3810)	The agent is a proton pump inhibitor and is approved for duodenal ulcers, reflux esophagitis and eradication of *H. pylori* infection and so on. In addition, short-term treatment of GERD in adolescents were approved.	**Additional indications** Gastro-esophageal reflux disease (GERD) in adolescents: approved (US) Non-erosive GERD: in preparation for resubmission (Japan) **Additional dosage** GERD: Phase II/III (Japan) **Additional formulation** Extended release formulation: Phase III (US)	in-house
GASMOTIN	The generic name is mosapride citrate. It is a selective serotonin (5-HT_4) receptor agonist which has gastroprokinetic and gastric evacuation effects by enhancing acetylcholine release.	Gastroprokinetic agent: under review (Thailand, Malaysia, Indonesia, Philippines), prepared for submission (six Asian countries including some ASEAN members)	Dainippon Sumitomo Pharma

(5)Other Therapeutic Areas

Product Name Research Code	Description	Development Status	Origin
IOMERON (E7337)	The agent received approval as a non-ionic X-ray contrast medium in computerized tomography in Japan. Additional dosage & formulation for usage in dynamic computed tomography of the liver imaging was added.	**Additional indication and formulation** Contrast medium in computerized tomography: approved (Japan)	Bracco
KES524	The generic name is sibutramine. It inhibits the reuptake of the cerebral neurotransmitters serotonin and noradrenalin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to promote the loss of body weight.	Obesity management: under review (Japan)	Abbott
clevudine	The compound is a DNA polymerase inhibitor that shows efficacy as an anti-virus agent for chronic hepatitis caused by hepatitis B virus.	Chronic hepatitis B: under review (Malaysia/Thailand/Indonesia/Philippines/ India), submission in preparation (three Asian countries including some ASEAN member countries), in preparation for Phase III (China)	Bukwang
GLUFAST	The generic name is mitiglinide. It is an agonist for sulfonylurea receptors in pancreatic beta cells and reduces blood glucose levels by accelerating insulin release.	Diabetes: under review (Malaysia and Thailand), submission in preparation (eight ASEAN member countries)	Kissei Pharma-ceuticals
E7210	The compound is an ultrasonic contrast medium based on the principle of ultrasounds reflection by micro bubbles.	Suspended (Japan)	Bracco

9. Major Events

Date	Description
2008 April	· Eisai received a notification from the U.S. FDA that it may proceed with the clinical study for E2012, a potential next generation Alzheimer's disease treatment <announced on April 3>
	· Announced a status of the E2007 (AMPA-type glutamate receptor antagonist) development program <announced on April 11>
	· HUMIRA, a fully-human monoclonal anti-TNF-alpha antibody received approval in Japan for the treatment of rheumatoid arthritis <announced on April 16>
	· European Comittee granted orphan status to anti-cancer agents MORAb-003 and MORAb-009 <announced on April 16>
	· Sanko Junyaku Co., Ltd., Roche Diagnostics K.K, and Nihon Kohden Corp. singed a sales agreement for COAGUCHEK XS and COAGUCHEK XS PLUS for simple and quick PT-INR monitoring to be used for warfarin-treated patients <announced on April 17>
	· Announced a notice of revised business forecast for fiscal year ended March 31, 2008, as a result of acquisition of MGI PHARMA, INC. <announced on April 21>
	· Introduced CHOCOLA BB ROYAL 2 Vitamin B_2 Drink for extreme fatigue in Japan (Launched on May 12) <announced on April 24>
May	· Gained a favourable ruling by Court of Appeal, as the UK's NICE process for developing guidance on anti-dementia medicines ruled unfair <announced on May 1>
	· Established a new subsidiary for marketing support and maintenance of pharmaceutical machinery in China <announced on May 7>
	· The U.S. FDA advisory committee voted in favor of approval of fospropofol disodium injection <announced on May 8>
	· Court of Appeal makes decision following ruling with regards to the UK's NICE process on anti-dementia medicines <announced on May 9>
	· Signed an agreement with Lion Corporation regarding exclusive authorization for sales in the Japan for an ethical version of BUFFERIN tablets <announced on May 12>
	· Announced a notice on new stock issuance in the form of stock options <announced on May 14>
	· Presented 16 Papers accepted for ASCO Annual Meeting reporting the latest results from its oncology research <announced on May 16>
	· Presented a study report of E7389 in heavily pretreated patients with advanced breast Cancer in ASCO Annual Meeting <announced on May 16>
	· Non-ionic contrast agents, IOMERON 350 and IOMERON 350 syringe, received approval for use in dynamic CT liver imaging <announced on May 22>
	· Terminated a marketing alliance of BREATHE RIGHT nasal strips with GSK <announced on May 29>
	· Announced a notification with respect to issuance of Unsecured Straight Bonds <announced on May 29>
June	· Launched HUMIRA subcutaneous injection 40mg Syringe 0.8mL for the treatment of rheumatoid arthritis in Japan. <announced on June 17>
	· Announced transfer of subsidiary stock: Clinical Supply Co., Ltd. <announced on June 19>
	· Announced a notice on allocation of stock options (stock acquisition rights) <announced on June 20>

Date	Description
July	· Proton pump inhibitor ACIPHEX 20 mg received approval for short-term treatment of GERD in adolescents in United States <announced on July 1>
	· Announced preliminary efficacy update on EORTC Phase III Trial of DACOGEN versus supportive care in patients with myelodysplastic syndromes <announced on July 1>
	· Announced a notice on determination of details of stock options (stock acquisition rights) to be allocated <announced on July 7>
	· ALOXI (palonosetron HCL) injection became available for prevention of postoperative nausea and vomiting in the U.S. <announced on July 9>
	· Antiosteoporotic drugs "ACTONEL 17.5 mg tablets" received approval for additional indication in patients with Paget's disease of bone: A new package became available. <announced on July 16>
	· U.S. Federal Circuit Court of Appeals fully upheld Eisai's favorable ruling in ACIPHEX patent infringement lawsuit against Teva Pharmaceuticals and Dr. Reddy's Laboratories <announced on July 22>
	· Eisai received Action Letter on fospropofol disodium injection for sedation in diagnostic or therapeutic procedures -FDA's not approvable letter outlines pathway to potential approval- <announced on July 26>

END